Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2013

AEGON N.V.

AEGONplein 50
2591 TV THE HAGUE
The Netherlands

This Form 6-K contains the full text of the Deed of Amendment of the Articles of Association of AEGON N.V., along with certified English translation, that was filed with the Dutch commercial register on 29 May 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: June 3, 2013

By:	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

2

AKTE VAN STATUTENWIJZIGING
(AEGON N.V.)

Op negenentwintig mei tweeduizend dertien is voor mij, mr. Christiaan Maria Stokkermans, notaris te Amsterdam, verschenen:
mevrouw mr. drs. Katinka Julia Kaal, geboren te Amsterdam op vijfentwintig juni negentienhonderd vierenzeventig, werkzaam bij Allen & Overy LLP (kantoor Amsterdam), Apollolaan 15, 1077 AB Amsterdam.
De comparant heeft het volgende verklaard:
Tijdens de algemene vergadering van aandeelhouders van na te noemen vennootschap, gehouden op vijftien mei tweeduizend dertien, is besloten de statuten van AEGON N.V., een naamloze vennootschap, gevestigd te 's-Gravenhage, kantoorhoudende te 2591 TV 's-Gravenhage, AEGONplein 50 en ingeschreven in het handelsregister onder nummer 27076669 (de **vennootschap**) partieel te wijzigen, alsmede om de comparant te machtigen deze akte te doen passeren. Van deze besluitvorming blijkt uit een notariële verklaring die aan deze akte is gehecht (Bijlage).
De statuten van de vennootschap zijn laatstelijk gewijzigd bij akte verleden voor Christiaan Maria Stokkermans, notaris te Amsterdam, op vier mei tweeduizend tien.
Ter uitvoering van voormeld besluit tot statutenwijziging worden de statuten van de vennootschap hierbij gewijzigd als volgt.

In artikel 1.1 wordt het begrip "aandeel" gewijzigd en luidt voortaan als volgt:——
""**aandeel**" betekent een aandeel in het kapitaal van de vennootschap. Tenzij het tegendeel blijkt, is daaronder begrepen zowel elk gewoon aandeel als elk gewoon aandeel B.".——
In artikel 1.1 wordt het begrip "gewoon aandeel" gewijzigd en luidt voortaan als volgt:——
""**gewoon aandeel**" betekent een aandeel van de als zodanig in artikel 4.2 aangeduide soort.".——
In artikel 1.1 wordt na het begrip "gewoon aandeel" een nieuw begrip toegevoegd:—
""**gewoon aandeel B**" betekent een aandeel van de als zodanig in artikel 4.2 aangeduide soort.".——
In artikel 1.1 vervalt het begrip "preferent aandeel".——
De artikelen 4.1 en 4.2 worden gewijzigd en luiden voortaan als volgt:——

"4.1 Het maatschappelijk kapitaal van de vennootschap bedraagt één miljard tachtig miljoen euro (EUR 1.080.000.000).——

4.2 Het maatschappelijk kapitaal is verdeeld in negen miljard (9.000.000.000) aandelen, met een nominaal bedrag van twaalf eurocent (EUR 0,12) elk, als volgt onderverdeeld in soorten:——
- zes miljard (6.000.000.000) gewone aandelen; en——
- drie miljard (3.000.000.000) gewone aandelen B.".——

Na artikel 4.3 wordt een nieuw lid ingevoegd, luidende als volgt:——

"4.4 De financiële rechten verbonden aan een gewoon aandeel B worden gesteld op één/veertigste van de financiële rechten verbonden aan een gewoon aandeel; voor het overige zijn de financiële rechten verbonden aan de aandelen van beide soorten identiek. De waarde of prijs van een gewoon aandeel B, voor de toepassing van artikel 9.7, artikel 13, artikel 14A.3 of anderszins, wordt vastgesteld als één/veertigste van de waarde of prijs van een gewoon aandeel. Daarbij wordt geen rekening gehouden met het verschil tussen gewone aandelen en gewone aandelen B wat betreft de verhouding tussen financiële rechten en stemrechten.".——

Artikel 5.1 wordt gewijzigd en luidt voortaan als volgt:——

"5.1 De raad van bestuur kan besluiten dat voor gewone en/of gewone aandelen B aandeelbewijzen verkrijgbaar zullen worden gesteld.".——

Artikel 5.4 wordt gewijzigd en luidt voortaan als volgt:——

"5.4 De aandeelbewijzen vermelden dat zij bewijzen van gewone aandelen of van gewone aandelen B zijn en dragen zodanige aanduidingen dat zij van andere aandeelbewijzen zijn te onderscheiden. Aandeelbewijzen worden getekend door een lid van de raad van bestuur en een commissaris; de handtekeningen kunnen in facsimile worden aangebracht.".——

Artikel 9.5 wordt gewijzigd en luidt voortaan als volgt:——

"9.5 Indien de raad van bestuur op grond van artikel 9.2 door de algemene

vergadering van aandeelhouders is aangewezen als tot uitgifte van gewone aandelen B bevoegd vennootschapsorgaan, wordt binnen dertig dagen nadat zodanige aandelen zijn geplaatst een algemene vergadering van aandeelhouders gehouden, waarin door de raad van bestuur een verklaring omtrent de reden(en) van die plaatsing wordt verstrekt, tenzij reeds voordien in een vergadering van aandeelhouders zodanige toelichting is gegeven.".—

Artikel 9.7 wordt gewijzigd en luidt voortaan als volgt:—

"9.7 Bij het besluit tot uitgifte van aandelen worden de uitgifteprijs en de verdere voorwaarden van uitgifte bepaald door het vennootschapsorgaan dat het besluit neemt. Indien, met inachtneming van het beginsel vermeld in artikel 4.4, het tot uitgifte van gewone aandelen B bevoegde vennootschapsorgaan vaststelt dat de werkelijke waarde van een gewoon aandeel B lager is dan de nominale waarde daarvan, mag het bepalen dat de uitgifteprijs gelijk is aan de nominale waarde en dat het verschil tussen de nominale waarde en de lagere werkelijke waarde ten laste van de reserves van de vennootschap zal worden gebracht.".—

De artikelen 9.9 en 9.10 worden gewijzigd en luiden voortaan als volgt:—

"9.9 Onverminderd het hiervoor in dit artikel 9 bepaalde en het bepaalde in artikel 2:96 lid 2 van het Burgerlijk Wetboek behoeft de uitgifte van gewone aandelen B de voorafgaande goedkeuring van de vergadering van houders van gewone aandelen B.—

9.10 Artikel 9.9 mist toepassing bij uitgifte van gewone aandelen B aan een persoon die houder is van alle alsdan geplaatste gewone aandelen B.".—

Artikel 10.1 wordt gewijzigd en luidt voortaan als volgt:—

"10.1 Iedere aandeelhouder heeft bij de uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke nominale bedrag van zijn aandelen. Een aandeelhouder heeft geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld. Ook heeft hij geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij daarvan als bedoeld in artikel 2:24b van het Burgerlijk Wetboek.".—

De artikel 13.2 en 13.3 worden gewijzigd en luiden voortaan als volgt:—

"13.2 Een besluit tot intrekking van aandelen kan betreffen de aandelen die de vennootschap zelf houdt of waarvan zij de certificaten houdt, dan wel alle gewone aandelen B.—

13.3 Vermindering van het nominale bedrag of intrekking van gewone aandelen B is slechts mogelijk met de goedkeuring van de vergadering van houders van gewone aandelen B.".—

Artikel 14.2 wordt gewijzigd en luidt voortaan als volgt:—

"14.2 Levering van een aandeel kan, behoudens het bepaalde in artikel 14.3 en onverminderd het bepaalde in artikel 14A, alleen geschieden met

voorafgaande toestemming van de raad van commissarissen. Aan de toestemming van de raad van commissarissen kunnen zodanige voorwaarden worden verbonden als de raad wenselijk of nodig acht.".———

Na artikel 14 wordt een nieuw artikel ingevoegd, luidende als volgt:———

"Artikel 14A. Blokkeringsregeling voor gewone aandelen B.———

14A.1 Een overdracht van gewone aandelen B kan slechts plaatsvinden na voorafgaande goedkeuring van de raad van commissarissen.———

14A.2 Het verzoek tot goedkeuring geschiedt door middel van een schriftelijke kennisgeving aan de vennootschap ter attentie van de raad van commissarissen. Het verzoek vermeldt het aantal gewone aandelen B dat de aandeelhouder wenst over te dragen en de persoon of personen aan wie de verzoeker die gewone aandelen B wenst over te dragen.———

14A.3 De raad van commissarissen neemt binnen drie maanden nadat het verzoek tot goedkeuring is ontvangen een besluit omtrent het verzoek. Indien de gevraagde goedkeuring wordt geweigerd, doet de raad van commissarissen aan de verzoeker opgave van een persoon die bereid is alle gewone aandelen B waarop het verzoek tot goedkeuring betrekking heeft tegen contante betaling te kopen. Indien deze persoon en de verzoeker over de prijs geen overeenstemming bereiken, wordt de prijs vastgesteld door één of meer onafhankelijke deskundigen te benoemen door de raad van commissarissen, met inachtneming van het beginsel vermeld in artikel 4.4.".

De artikelen 32.3, 32.4, 32.5 en 32.6 worden gewijzigd en luiden voortaan als volgt:

"32.3 Uitkeringen worden gedaan met inachtneming van het beginsel vermeld in artikel 4.4.———

32.4 De winst die overblijft na toepassing van artikel 32.1 staat ter beschikking van de algemene vergadering van aandeelhouders. De raad van bestuur, onder goedkeuring van de raad van commissarissen, doet daartoe een voorstel. Het voorstel tot uitkering van dividend wordt als apart agendapunt op de algemene vergadering van aandeelhouders behandeld.———

32.5 Mits uit een door de raad van bestuur ondertekende tussentijdse vermogensopstelling blijkt dat aan het in artikel 32.2 bedoelde vereiste betreffende de vermogenstoestand is voldaan, kan de raad van bestuur met goedkeuring van de raad van commissarissen aan de aandeelhouders één of meer tussentijdse uitkeringen doen.———

32.6 De raad van bestuur is bevoegd, onder goedkeuring van de raad van commissarissen, om te bepalen dat een uitkering op aandelen niet in geld maar in de vorm van gewone aandelen zal worden gedaan of te bepalen dat aandeelhouders de keuze wordt gelaten om de uitkering in geld en/of in de vorm van gewone aandelen te nemen, een en ander uit de winst en/of uit een reserve en een en ander voor zover de raad van bestuur overeenkomstig het bepaalde in de artikelen 9.2 en 9.3 door de algemene vergadering is

KONINKLIJKE NOTARIËLE BEROEPSORGANISATIE

aangewezen. De raad van bestuur stelt, onder goedkeuring van de raad van commissarissen, de voorwaarden vast waaronder een dergelijke keuze kan worden gedaan.".

Artikel 33.1 wordt gewijzigd en luidt voortaan als volgt:-

"33.1 Een uitkering is verkrijgbaar vanaf een daartoe door de raad van bestuur vast te stellen dag.
Voor de aandelen waarvoor aandeelbewijzen zijn uitgereikt en voor de aandelen waarvoor geen aandeelbewijzen zijn uitgereikt, kunnen daartoe verschillende dagen worden vastgesteld. Iedere aldus vastgestelde dag wordt bekendgemaakt met inachtneming van de voor de vennootschap ter zake geldende voorschriften.".

Artikel 41.1 wordt gewijzigd en luidt voortaan als volgt:-

"41.1 Elk aandeel geeft recht op het uitbrengen van één stem.
Echter, een houder van gewone aandelen B dient een stemrechtovereenkomst met de vennootschap aan te gaan inhoudende dat die houder van gewone aandelen B slechts één (1) stem uitbrengt voor elke veertig (40) door hem gehouden gewone aandelen B, behalve indien het uitbrengen van meer stemmen in overeenstemming is met de bepalingen van die stemrechtovereenkomst. De vennootschap stelt de stemrechtovereenkomst publiekelijk beschikbaar op de website van de vennootschap. Indien een houder van gewone aandelen B bij een bepaalde stemming in de algemene vergadering van aandeelhouders meer stemmen wenst uit te brengen dan één stem voor elke veertig (40) door hem gehouden gewone aandelen B, zal hij dit voorafgaand aan de stemming aan de vergadering meedelen met inachtneming van de bepalingen van de stemrechtovereenkomst.".

Artikel 41.8 wordt gewijzigd en luidt voortaan als volgt:-

"41.8 Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het geplaatste kapitaal van de vennootschap vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan de wet bepaalt dat daarvoor geen stemrecht kan worden uitgebracht. Voorts wordt, voor zover toegestaan op grond van de wet, met gewone aandelen B slechts rekening gehouden voor zover daarop daadwerkelijk stemrecht kan worden uitgeoefend, waaronder in dit verband niet zijn begrepen stemmen die ingevolge een stemrechtovereenkomst als bedoeld in artikel 41.1 niet mogen worden uitgebracht.".

Artikel 42.2 wordt gewijzigd en luidt voortaan als volgt:-

"42.2 Een vergadering van houders van gewone aandelen B waarin alle geplaatste gewone aandelen B zijn vertegenwoordigd, kan, mits op voorstel van de raad van bestuur onder goedkeuring van de raad van commissarissen, ook indien het bepaalde in artikel 42.1 niet is nageleefd, rechtsgeldige besluiten

nemen, mits met algemene stemmen.".

Artikel 45.4 wordt gewijzigd en luidt voortaan als volgt:

"45.4 Indien bij vereffening na betaling van alle schulden de kosten van de vereffening daaronder begrepen, een batig saldo resteert, zal dit worden uitgekeerd aan de aandeelhouders met inachtneming van het beginsel vermeld in artikel 4.4.

De vereffenaars zijn bevoegd om, indien de staat van de boedel daartoe aanleiding geeft, een uitkering bij voorbaat te doen.".

Na artikel 47 wordt een nieuw artikel ingevoegd, luidende als volgt:

"Artikel 48. Conversie van preferente aandelen.

48.1 Ten tijde van het van kracht worden van de statutenwijziging waartoe is besloten op de jaarlijkse algemene vergadering van aandeelhouders gehouden op vijftien mei tweeduizend dertien onder agendapunt 8 (Voorstel tot goedkeuring van wijziging van de kapitaalstructuur), worden de twee honderd elf miljoen zes honderd tachtig duizend (211.680.000) preferente aandelen A in het kapitaal van de vennootschap en de honderd achttien miljoen drieënnegentig duizend (118.093.000) preferente aandelen B in het kapitaal van de vennootschap, met een nominale waarde van vijfentwintig eurocent (EUR 0,25) elk, omgezet in honderd twintig miljoen zeven honderd dertien duizend drie honderd negenentachtig (120.713.389) gewone aandelen en vijf honderd zesenzestig miljoen drie honderd dertien duizend zes honderd vijfennegentig (566.313.695) gewone aandelen B, met een nominale waarde van twaalf eurocent (EUR 0,12) elk.

48.2 Dit artikel 48 vervalt direct na het van kracht worden van de in artikel 48.1 bedoelde statutenwijziging.".

Ten slotte heeft de comparant verklaard:

Geplaatst kapitaal.

Per het moment waarop de onderhavige statutenwijziging van kracht wordt, bedraagt het geplaatste kapitaal van de vennootschap driehonderd negentien miljoen zesentachtigduizend achthonderd één euro en achtenveertig eurocent (EUR 319.086.801,48), verdeeld in twee miljard tweeënnegentig miljoen zevenhonderd tweeënveertig duizend negenhonderd vierenentachtig (2.092.742.984) gewone aandelen en vijfhonderd zesenzestig miljoen driehonderd dertien duizend zeshonderd vijfennegentig (566.313.695) gewone aandelen B, met een nominale waarde van twaalf eurocent (EUR 0,12) elk.

Slot.

De comparant is mij, notaris, bekend.

Waarvan akte, verleden te Amsterdam op de datum in het hoofd van deze akte vermeld. Alvorens tot voorlezing is overgegaan, is de inhoud van deze akte zakelijk aan de comparant opgegeven en toegelicht. De comparant heeft daarna verklaard van de inhoud van deze akte te hebben kennisgenomen, daarmee in te stemmen en

op volledige voorlezing daarvan geen prijs te stellen. Onmiddellijk na beperkte voorlezing van deze akte is zij door de comparant en mij, notaris, ondertekend.——
(Volgen handtekeningen)

VOOR AFSCHRIFT:

Mr Chr. M. Stokkermans
Notaris te Amsterdam

NOTARIAL STATEMENT

undersigned,

mr. Christiaan Maria Stokkermans, civil law notary in Amsterdam,

hereby declares as follows:

On May 15, 2013 I attended the Annual General Meeting of Shareholders of AEGON N.V., having its official seat in The Hague, the Netherlands (the **Company**), which meeting was held at the offices of the Company at AEGONplein 50, The Hague, the Netherlands. I attended the meeting on request of the Executive Board of the Company. At the meeting, I have witnessed the following:

(1) The meeting was chaired by R.J. Routs, chairman of the Supervisory Board of the Company.

(2) The chairman of the meeting stated that the meeting had been convened with due observance of all relevant provisions of the law and the Company's Articles of Association.

(3) The chairman of the meeting also stated that on April 3, 2013 the full agenda of the meeting, with explanatory notes and annexes, was published on the Company's corporate website. Also, the verbatim text of the proposed amendment of the Articles of Association was made available to the shareholders for inspection, inter alia, at the Company's office.

(4) In the meeting, the chairman has stated the number of shareholders presented or represented and the number of shares and the percentage of issued share capital represented in the meeting.

(5) Item 8 of the agenda concerned the proposal to adopt amendments to the capital structure, including a proposal to amend the articles of association of the Company.

After having put this agenda item to a vote, the chairman of the meeting concluded that the proposal was adopted.

Signed in The Hague on May 15, 2013.

STATUTEN VAN:

AEGON N.V.
gevestigd te 's-Gravenhage.

d.d. 29 mei 2013.

INHOUD:

Integrale tekst van de statuten, zoals deze luiden na wijziging bij akte op 29 mei 2013 verleden voor mr. Chr.M. Stokkermans, notaris te Amsterdam.

STATUTEN:
HOOFDSTUK I.
Artikel 1. Begripsbepalingen.

1.1 In deze statuten hebben de volgende begrippen de daarachter vermelde betekenissen:

"**aandeel**" betekent een aandeel in het kapitaal van de vennootschap. Tenzij het tegendeel blijkt, is daaronder begrepen zowel elk gewoon aandeel als elk gewoon aandeel B.

"**aandeelhouder**" betekent een houder van één of meer aandelen dan wel, indien het girale aandelen betreft, een Euroclear-deelgenoot.

"**algemene vergadering**" of "**algemene vergadering van aandeelhouders**" betekent het vennootschapsorgaan dat wordt gevormd door de aandeelhouders dan wel een bijeenkomst van aandeelhouders (of hun vertegenwoordigers) en andere personen met vergaderrechten.

"**dochtermaatschappij**" betekent een dochtermaatschappij van de vennootschap als bedoeld in artikel 2:24a van het Burgerlijk Wetboek.

"**Euroclear Nederland**" betekent Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., handelend onder de naam Euroclear Nederland, zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer, en een "**bij Euroclear aangesloten instelling**" betekent een aangesloten instelling in de zin van de Wet giraal effectenverkeer.

"**Euroclear-deelgenoot**" betekent een persoon die via een effectenrekening bij een bij Euroclear Nederland aangesloten instelling gerechtigd is tot een bepaald aantal gewone aandelen krachtens de Wet giraal effectenverkeer.

"**gewoon aandeel**" betekent een aandeel van de als zodanig in artikel 4.2 aangeduide soort.

"**gewoon aandeel B**" betekent een aandeel van de als zodanig in artikel 4.2 aangeduide soort.

"**girale aandelen**" betekent gewone aandelen die zijn opgenomen in het girale systeem van de Wet giraal effectenverkeer.

"**raad van bestuur**" betekent het bestuur van de vennootschap.

"**raad van commissarissen**" betekent de raad van commissarissen van de vennootschap.

"**vennootschap**" betekent de vennootschap waarvan de interne organisatie wordt beheerst door deze statuten.

1.2 Onder "**schriftelijk**" wordt verstaan bij brief, telefax of e-mail, of enig ander elektronisch communicatiemiddel, mits het bericht leesbaar en reproduceerbaar is.

1.3 Waar in deze statuten wordt gesproken van de vergadering van houders van aandelen van een bepaalde soort wordt daaronder verstaan het vennootschapsorgaan dat wordt gevormd door de houders van aandelen van de desbetreffende soort dan wel een bijeenkomst van houders van aandelen van de desbetreffende soort (of hun vertegenwoordigers) en andere personen met vergaderrechten.

1.4 Verwijzingen naar "**artikelen**" zijn verwijzingen naar artikelen van deze statuten tenzij uitdrukkelijk anders aangegeven.

HOOFDSTUK II. NAAM, ZETEL EN DOEL.

Artikel 2. Naam en zetel.

2.1 De naam van de vennootschap is:
AEGON N.V.

2.2 De vennootschap is gevestigd te 's-Gravenhage.

Artikel 3. Doel.

3.1 De vennootschap heeft ten doel het oprichten van en het verwerven en vervreemden van aandelen en belangen in, het financieren van en het verstrekken van zekerheid voor de verplichtingen van, het aangaan van belangengemeenschappen met, het bestuur en beheer voeren over en het verlenen van diensten aan, rechtspersonen en andere lichamen, in het bijzonder die welke het verzekeringsbedrijf uitoefenen, alsmede het verrichten van alle handelingen, die voor het bereiken van deze doeleinden bevorderlijk kunnen zijn, alles in de ruimste zin van het woord.

3.2 Bij de verwezenlijking van het bovenomschreven doel wordt, in het kader van een gezond bedrijfsbeleid, gestreefd naar een evenwichtige behartiging van de belangen van allen, die bij de vennootschap direct of indirect betrokken zijn.

HOOFDSTUK III. MAATSCHAPPELIJK KAPITAAL, AANDELEN, AANDEELBEWIJZEN EN REGISTER VAN AANDEELHOUDERS.

Artikel 4. Maatschappelijk kapitaal en aandelen.

4.1 Het maatschappelijk kapitaal van de vennootschap bedraagt één miljard tachtig miljoen euro (EUR 1.080.000.000).

4.2 Het maatschappelijk kapitaal is verdeeld in negen miljard (9.000.000.000) aandelen, met een nominaal bedrag van twaalf eurocent (EUR 0,12) elk, als volgt onderverdeeld in soorten:
- zes miljard (6.000.000.000) gewone aandelen; en
- drie miljard (3.000.000.000) gewone aandelen B.

4.3 Alle aandelen luiden op naam.

4.4 De financiële rechten verbonden aan een gewoon aandeel B worden gesteld op één/veertigste van de financiële rechten verbonden aan een gewoon aandeel; voor het overige zijn de financiële rechten verbonden aan de aandelen van beide soorten identiek. De waarde of prijs van een gewoon aandeel B, voor de toepassing van artikel 9.7, artikel 13, artikel 14A.3 of

anderszins, wordt vastgesteld als één/veertigste van de waarde of prijs van een gewoon aandeel. Daarbij wordt geen rekening gehouden met het verschil tussen gewone aandelen en gewone aandelen B wat betreft de verhouding tussen financiële rechten en stemrechten.

Artikel 5. Aandeelbewijzen.

5.1 De raad van bestuur kan besluiten dat voor gewone en/of gewone aandelen B aandeelbewijzen verkrijgbaar zullen worden gesteld.

5.2 De bewijzen van aandelen zijn niet voorzien van dividendbladen. Zij zijn verkrijgbaar onder zodanige voorwaarden en voor zodanige aantallen aandelen als de raad van bestuur zal bepalen.

5.3 De raad van bestuur bepaalt met inachtneming van het in deze statuten bepaalde de vorm en inhoud van de aandeelbewijzen.

5.4 De aandeelbewijzen vermelden dat zij bewijzen van gewone aandelen of van gewone aandelen B zijn en dragen zodanige aanduidingen dat zij van andere aandeelbewijzen zijn te onderscheiden. Aandeelbewijzen worden getekend door een lid van de raad van bestuur en een commissaris; de handtekeningen kunnen in facsimile worden aangebracht.

5.5 De raad van bestuur kan bepalen dat bewijzen van aandelen mede worden ondertekend door één of meer door de raad van bestuur aan te wijzen personen.

Artikel 6. Verwisseling van aandeelbewijzen.

6.1 Op verzoek van een aandeelhouder worden:

(a) bewijzen van aandelen omgewisseld voor meer of minder bewijzen van gezamenlijk eenzelfde aantal aandelen van dezelfde soort;

(b) bewijzen van aandelen door de vennootschap afgegeven respectievelijk teruggenomen onder handhaving van de inschrijving in het register;

een en ander met inachtneming van het bepaalde in deze statuten.

6.2 De raad van bestuur kan bepalen dat het verzoek gedaan moet worden door middel van invulling en ondertekening van een door de vennootschap ter beschikking te stellen formulier.

6.3 De handelingen als bedoeld in artikel 6.1 geschieden kosteloos.

6.4 De handelingen als bedoeld in artikel 6.1 geschieden niet dan na inlevering van de terug te nemen respectievelijk om te wisselen bewijzen van aandeel met alle eventueel daarbij behorende stukken.

Artikel 7. Duplicaten van aandeelbewijzen.

7.1 Ingeval van verloren gaan, ontvreemding, beschadiging of vernietiging van aandeelbewijzen kan de raad van bestuur, onder door hem te stellen voorwaarden, duplicaten uitreiken.

7.2 Door de afgifte van een duplicaat wordt het oorspronkelijke stuk tegenover de vennootschap waardeloos.

Artikel 7A. Girale aandelen.

7A.1 Een gewoon aandeel wordt een giraal aandeel door overdracht of uitgifte aan Euroclear Nederland, of aan een bij Euroclear Nederland aangesloten instelling, met schriftelijke vermelding dat het aandeel een giraal aandeel zal zijn. In het register van aandeelhouders van de vennootschap wordt het girale aandeel gesteld op naam van Euroclear Nederland of de desbetreffende bij Euroclear Nederland aangesloten instelling, met schriftelijke vermelding dat het een giraal aandeel betreft.

7A.2 Euroclear-deelgenoten worden niet ingeschreven in het register van aandeelhouders van de vennootschap.

7A.3 Girale aandelen kunnen niet aan Euroclear-deelgenoten worden uitgeleverd, tenzij de raad van bestuur toestemming heeft verleend. De raad van bestuur zal die toestemming in ieder geval verlenen indien het betreffende verzoek om uitlevering wordt gedaan door een persoon die door de uitlevering rechtstreeks houder wordt van ten minste één (1) procent van het geplaatste kapitaal van de vennootschap of door de uitlevering een zodanig belang wordt vergroot.

7A.4 De levering van rechten die een Euroclear-deelgenoot met betrekking tot girale aandelen heeft, geschiedt overeenkomstig het bepaalde in de Wet giraal effectenverkeer. Hetzelfde geldt voor de vestiging van een pandrecht en de vestiging of levering van een vruchtgebruik op zodanige rechten.

Artikel 8. Register van aandeelhouders.

8.1 Door of namens de vennootschap wordt een register van aandelen gehouden. Het register kan uit verschillende delen bestaan, welke op onderscheidene plaatsen kunnen worden gehouden en elk van deze delen kan in meer dan één exemplaar en op meer dan één plaats worden gehouden, een en ander ter bepaling door de raad van bestuur. Het register wordt regelmatig bijgehouden. In het register worden ingeschreven de namen en de in artikel 8.2 bedoelde adressen van alle houders van aandelen, met vermelding van het op ieder aandeel gestorte bedrag alsmede van zodanige andere gegevens als de raad van bestuur kan bepalen. De inschrijvingen in het register, alsmede de wijzigingen daarvan, worden gewaarmerkt op een door de raad van bestuur voor te schrijven wijze. Het bepaalde in artikel 2:85 van het Burgerlijk Wetboek is op het register van aandeelhouders van toepassing.

8.2 Iedere houder van aandelen alsmede iedere vruchtgebruiker en iedere pandhouder van aandelen is verplicht aan de vennootschap schriftelijk zijn naam en adres op te geven.

8.3 De raad van bestuur treft een regeling voor de ondertekening van inschrijvingen en aantekeningen in het register van aandeelhouders.

8.4 De raad van bestuur verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker of een pandhouder kosteloos een uittreksel uit het register met betrekking tot zijn recht op een aandeel.

HOOFDSTUK IV. UITGIFTE VAN AANDELEN.

Artikel 9. Besluit tot uitgifte; voorwaarden van uitgifte.

9.1 Uitgifte van aandelen geschiedt krachtens besluit van de algemene vergadering. Deze bevoegdheid betreft alle niet uitgegeven aandelen in het maatschappelijk kapitaal van de vennootschap, behoudens voor zover de bevoegdheid tot uitgifte van aandelen overeenkomstig het bepaalde in artikel 9.2 aan de raad van bestuur toekomt.

9.2 Uitgifte van aandelen geschiedt krachtens besluit van de raad van bestuur, indien en voor zover die raad daartoe door de algemene vergadering is aangewezen. Deze aanwijzing kan telkens voor niet langer dan vijf jaren geschieden en telkens voor niet langer dan vijf jaren worden verlengd. Bij de aanwijzing moet worden bepaald voor welk gezamenlijk nominaal bedrag aandelen krachtens besluit van de raad van bestuur kunnen worden uitgegeven. In een besluit tot aanwijzing wordt tevens bepaald hoeveel aandelen van elke soort mogen worden uitgegeven. Een besluit van de algemene vergadering tot aanwijzing van de raad van bestuur als tot uitgifte van aandelen bevoegd vennootschapsorgaan kan slechts worden ingetrokken op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen, tenzij bij de aanwijzing anders is bepaald.

9.3 Een besluit van de algemene vergadering tot uitgifte van aandelen of tot aanwijzing van de raad van bestuur als tot uitgifte van aandelen bevoegd vennootschapsorgaan, kan slechts worden genomen op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen.

9.4 Een besluit van de raad van bestuur tot uitgifte van aandelen behoeft de goedkeuring van de raad van commissarissen.

9.5 Indien de raad van bestuur op grond van artikel 9.2 door de algemene vergadering van aandeelhouders is aangewezen als tot uitgifte van gewone aandelen B bevoegd vennootschapsorgaan, wordt binnen dertig dagen nadat zodanige aandelen zijn geplaatst een algemene vergadering van aandeelhouders gehouden, waarin door de raad van bestuur een verklaring omtrent de reden(en) van die plaatsing wordt verstrekt, tenzij reeds voordien in een vergadering van aandeelhouders zodanige toelichting is gegeven.

9.6 Het hiervoor in dit artikel 9 bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

9.7 Bij het besluit tot uitgifte van aandelen worden de uitgifteprijs en de verdere voorwaarden van uitgifte bepaald door het vennootschapsorgaan dat het besluit neemt. Indien, met inachtneming van het beginsel vermeld in artikel 4.4, het tot uitgifte van gewone aandelen B bevoegde vennootschapsorgaan vaststelt dat de werkelijke waarde van een gewoon aandeel B lager is dan de nominale waarde daarvan, mag het bepalen dat de uitgifteprijs gelijk is aan

de nominale waarde en dat het verschil tussen de nominale waarde en de lagere werkelijke waarde ten laste van de reserves van de vennootschap zal worden gebracht.

9.8 De raad van bestuur is bevoegd, onder goedkeuring van de raad van commissarissen, in het kader van een fusie van een dochtermaatschappij, gewone aandelen uit te geven ten laste van een reserve voor zover de raad van bestuur overeenkomstig het bepaalde in artikel 9.2 en 10.2 door de algemene vergadering is aangewezen.

9.9 Onverminderd het hiervoor in dit artikel 9 bepaalde en het bepaalde in artikel 2:96 lid 2 van het Burgerlijk Wetboek behoeft de uitgifte van gewone aandelen B de voorafgaande goedkeuring van de vergadering van houders van gewone aandelen B.

9.10 Artikel 9.9 mist toepassing bij uitgifte van gewone aandelen B aan een persoon die houder is van alle alsdan geplaatste gewone aandelen B.

Artikel 10. Voorkeursrecht.

10.1 Iedere aandeelhouder heeft bij de uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke nominale bedrag van zijn aandelen. Een aandeelhouder heeft geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld. Ook heeft hij geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij daarvan als bedoeld in artikel 2:24b van het Burgerlijk Wetboek.

10.2 Het voorkeursrecht kan, telkens voor een enkele uitgifte, worden beperkt of uitgesloten bij besluit van de algemene vergadering. Echter, ten aanzien van een uitgifte van aandelen waartoe de raad van bestuur heeft besloten, kan het voorkeursrecht worden beperkt of uitgesloten bij besluit van de raad van bestuur, indien en voor zover die raad daartoe door de algemene vergadering is aangewezen. Het bepaalde in de artikelen 9.1, 9.2 en 9.4 is van overeenkomstige toepassing.

10.3 Een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing van de raad van bestuur als vennootschapsorgaan dat daartoe bevoegd is, kan slechts worden genomen op voorstel van de raad van bestuur met goedkeuring van de raad van commissarissen.

10.4 Indien aan de algemene vergadering een voorstel tot beperking of uitsluiting van het voorkeursrecht wordt gedaan, moeten in het voorstel de redenen voor het voorstel en de keuze van de voorgenomen uitgifteprijs schriftelijk worden toegelicht.

10.5 Voor een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing van de raad van bestuur als vennootschapsorgaan dat daartoe bevoegd is, is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist, indien minder dan

de helft van het geplaatste kapitaal van de vennootschap in de vergadering vertegenwoordigd is.

10.6 Bij het verlenen van rechten tot het nemen van aandelen hebben de aandeelhouders een voorkeursrecht; het hiervoor in dit artikel 10 bepaalde is van overeenkomstige toepassing. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Artikel 11. Storting op aandelen.

11.1 Bij het nemen van elk aandeel moet daarop het gehele nominale bedrag worden gestort, alsmede, indien het aandeel voor een hoger bedrag wordt genomen, het verschil tussen die bedragen, onverminderd het bepaalde in artikel 2:80 lid 2 van het Burgerlijk Wetboek.

11.2 Storting op een aandeel moet in geld geschieden voor zover niet een andere inbreng is overeengekomen.

11.3 De raad van bestuur is bevoegd tot het aangaan van rechtshandelingen betreffende inbreng op aandelen anders dan in geld, en van de andere rechtshandelingen genoemd in artikel 2:94 van het Burgerlijk Wetboek, zonder voorafgaande goedkeuring van de algemene vergadering, maar met goedkeuring van de raad van commissarissen.

11.4 Op storting op aandelen en inbreng anders dan in geld zijn voorts de artikelen 2:80, 2:80a, 2:80b en 2:94b van het Burgerlijk Wetboek van toepassing.

HOOFDSTUK V. EIGEN AANDELEN; VERMINDERING VAN HET GEPLAATSTE KAPITAAL.

Artikel 12. Eigen aandelen.

12.1 De vennootschap mag bij uitgifte geen eigen aandelen nemen.

12.2 De vennootschap mag volgestorte eigen aandelen of certificaten daarvan verkrijgen, maar alleen om niet of indien:

(a) het eigen vermogen van de vennootschap, verminderd met de verkrijgingsprijs, niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet moeten worden aangehouden, en

(b) het nominale bedrag van de aandelen of certificaten daarvan die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer beloopt dan vijftig procent (50%) van het geplaatste kapitaal van de vennootschap.

Voor het vereiste onder (a) is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen of certificaten daarvan en uitkeringen uit winst of reserves aan anderen die de vennootschap en dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is verkrijging

overeenkomstig dit artikel 12.2 niet toegestaan.

12.3 Verkrijging anders dan om niet kan slechts plaatsvinden indien de algemene vergadering de raad van bestuur daartoe heeft gemachtigd. Deze machtiging geldt voor ten hoogste achttien maanden. De algemene vergadering moet in de machtiging bepalen hoeveel aandelen of certificaten daarvan mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen. Voor zulk een verkrijging is voorts vereist de goedkeuring van de raad van commissarissen.

12.4 Het is de vennootschap, zonder machtiging van de algemene vergadering, toegestaan eigen aandelen te verkrijgen om deze krachtens een voor hen geldende regeling over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij als bedoeld in artikel 2:24b van het Burgerlijk Wetboek, mits deze aandelen zijn opgenomen in de prijscourant van een beurs.

12.5 De artikelen 12.2 en 12.3 hiervoor gelden niet voor aandelen of certificaten daarvan die de vennootschap onder algemene titel verkrijgt.

12.6 Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij kan in de algemene vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan één van hen de certificaten houdt.

12.7 Op aandelen die de vennootschap in haar eigen kapitaal houdt, vindt generlei uitkering plaats.

12.8 De raad van bestuur is bevoegd, maar alleen met goedkeuring van de raad van commissarissen, door de vennootschap gehouden eigen aandelen of certificaten daarvan te vervreemden.

12.9 Op eigen aandelen en certificaten daarvan zijn voorts de artikelen 2:89a, 2:95, 2:98, 2:98a, 2:98b, 2:98c, 2:98d en 2:118 van het Burgerlijk Wetboek van toepassing.

Artikel 13. Vermindering van het geplaatste kapitaal.

13.1 De algemene vergadering kan, maar alleen op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen, besluiten tot vermindering van het geplaatste kapitaal van de vennootschap:

(a) door intrekking van aandelen; of

(b) door het nominale bedrag van aandelen bij statutenwijziging te verminderen.

In een dergelijk besluit moeten de aandelen waarop het besluit betrekking heeft worden aangewezen en moet de uitvoering van het besluit zijn geregeld.

13.2 Een besluit tot intrekking van aandelen kan betreffen de aandelen die de vennootschap zelf houdt of waarvan zij de certificaten houdt, dan wel alle gewone aandelen B.

13.3 Vermindering van het nominale bedrag of intrekking van gewone aandelen

B is slechts mogelijk met de goedkeuring van de vergadering van houders van gewone aandelen B.

13.4 Op een vermindering van het geplaatste kapitaal van de vennootschap zijn voorts van toepassing de bepalingen van de artikelen 2:99 en 2:100 van het Burgerlijk Wetboek.

HOOFDSTUK VI. LEVERING VAN AANDELEN; VRUCHTGEBRUIK EN PANDRECHT OP AANDELEN; CERTIFICATEN VAN AANDELEN.

Artikel 14. Levering van aandelen.

14.1 Voor de levering van een aandeel zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning van de levering door de vennootschap. De erkenning geschiedt in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap.

14.2 Levering van een aandeel kan, behoudens het bepaalde in artikel 14.3 en onverminderd het bepaalde in artikel 14A, alleen geschieden met voorafgaande toestemming van de raad van commissarissen. Aan de toestemming van de raad van commissarissen kunnen zodanige voorwaarden worden verbonden als de raad wenselijk of nodig acht.

14.3 De toestemming bedoeld in artikel 14.2 is niet vereist:

(a) voor de levering van aandelen waarvoor geen aandeelbewijzen in omloop zijn; en

(b) voor de overdracht van aandelen waarvoor aandeelbewijzen in omloop zijn, mits de op de achterzijde van het bewijs/de bewijzen van aandeel voorkomende tot levering bestemde akte - of een met de tekst daarvan overeenstemmende afzonderlijke akte - is ingevuld en door of namens degene die overdraagt is ondertekend.

14.4 Onverminderd het bepaalde in artikel 14.1 kan de levering van aandelen waarvoor aandeelbewijzen in omloop zijn bovendien slechts geschieden wanneer daarbij tevens het bewijs/de bewijzen van aandeel bij de vennootschap wordt/worden afgegeven. In dat geval wordt, ten bewijze van de erkenning van de levering, door of namens de vennootschap een desbetreffende aantekening op dat/die stuk(ken) gesteld of wordt/worden dat/die stuk(ken) vervangen door één of meer aandeelbewijzen luidende ten name van de verkrijger.

14.5 De bepalingen van artikel 14.1 zijn mede van toepassing op de levering van een aandeel in geval van een executoriale verkoop, alsmede op een toedeling van een aandeel in geval van verdeling van enige gemeenschap.

Artikel 14A. Blokkeringsregeling voor gewone aandelen B.

14A.1 Een overdracht van gewone aandelen B kan slechts plaatsvinden na

voorafgaande goedkeuring van de raad van commissarissen.

14A.2 Het verzoek tot goedkeuring geschiedt door middel van een schriftelijke kennisgeving aan de vennootschap ter attentie van de raad van commissarissen. Het verzoek vermeldt het aantal gewone aandelen B dat de aandeelhouder wenst over te dragen en de persoon of personen aan wie de verzoeker die gewone aandelen B wenst over te dragen.

14A.3 De raad van commissarissen neemt binnen drie maanden nadat het verzoek tot goedkeuring is ontvangen een besluit omtrent het verzoek. Indien de gevraagde goedkeuring wordt geweigerd, doet de raad van commissarissen aan de verzoeker opgave van een persoon die bereid is alle gewone aandelen B waarop het verzoek tot goedkeuring betrekking heeft tegen contante betaling te kopen. Indien deze persoon en de verzoeker over de prijs geen overeenstemming bereiken, wordt de prijs vastgesteld door één of meer onafhankelijke deskundigen te benoemen door de raad van commissarissen, met inachtneming van het beginsel vermeld in artikel 4.4.

Artikel 15. Vruchtgebruik en pandrecht op aandelen; certificaten van aandelen.

15.1 De bepalingen van artikel 14.1 en artikel 14.4, eerste volzin, van deze statuten zijn van overeenkomstige toepassing op de vestiging of levering van een vruchtgebruik en op de vestiging van een pandrecht op aandelen. Indien een aandeelbewijs is afgegeven, kan de erkenning slechts geschieden door een desbetreffende aantekening op het stuk. Een pandrecht op aandelen kan ook worden gevestigd zonder erkenning door of betekening aan de vennootschap. Alsdan is artikel 3:239 van het Burgerlijk Wetboek van overeenkomstige toepassing, waarbij erkenning door of betekening aan de vennootschap in de plaats treedt van de in lid 3 van dat wetsartikel bedoelde mededeling.

15.2 Bij de vestiging van een pandrecht op een aandeel kan het stemrecht niet aan de pandhouder worden toegekend.

15.3 Ten aanzien van de rechten van houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen en vruchtgebruikers en pandhouders aan wie door de wet overeenkomstige rechten zijn toegekend, gelden de desbetreffende wettelijke bepalingen.

HOOFDSTUK VII. DE RAAD VAN BESTUUR.

Artikel 16. Leden van de raad van bestuur.

16.1 Het aantal leden van de raad van bestuur wordt door de raad van commissarissen na overleg met de raad van bestuur vastgesteld.

16.2 De raad van commissarissen benoemt uit de leden van de raad van bestuur een voorzitter en kan deze de titel van president toekennen en benoemt eventueel een vice-voorzitter aan wie hij de titel van vice-president kan toekennen.

16.3 De vennootschap heeft een beleid op het terrein van bezoldiging van de raad

van bestuur. Het beleid wordt vastgesteld door de algemene vergadering; de raad van commissarissen doet daartoe een voorstel. In het bezoldigingsbeleid komen ten minste de in artikel 2:383c tot en met 2:383e van het Burgerlijk Wetboek omschreven onderwerpen aan de orde voor zover deze de raad van bestuur betreffen.
De bezoldiging en de overige arbeidsvoorwaarden van ieder lid van de raad van bestuur worden met inachtneming van vorenbedoeld beleid vastgesteld door de raad van commissarissen. Ten aanzien van regelingen in de vorm van aandelen en/of rechten tot het nemen van aandelen legt de raad van commissarissen een voorstel ter goedkeuring voor aan de algemene vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging.
Leden van de raad van bestuur zijn gerechtigd tot een vrijwaring van de vennootschap en BCA-verzekering, overeenkomstig het bepaalde in artikel 28A.

Artikel 17. Benoeming, schorsing en ontslag van leden van de raad van bestuur.

17.1 Leden van de raad van bestuur worden benoemd door de algemene vergadering van aandeelhouders.

17.2 De raad van commissarissen draagt voor elke vacature één of meer kandidaten voor en wel, indien er geen leden van de raad van bestuur zijn, zo spoedig als redelijkerwijs mogelijk.

17.3 Bij een voordracht of aanbeveling tot benoeming van een lid van de raad van bestuur worden van de kandidaat meegedeeld zijn leeftijd en de betrekkingen die hij bekleedt of die hij heeft bekleed, voor zover die van belang zijn in verband met de vervulling van de taak van een lid van de raad van bestuur. De voordracht of aanbeveling wordt met redenen omkleed.

17.4 Indien de voordracht van de raad van commissarissen voor een te vervullen vacature bestaat uit twee of meer kandidaten is zij bindend en geschiedt benoeming in de desbetreffende vacature door verkiezing uit de op de bindende voordracht geplaatste kandidaten. De algemene vergadering van aandeelhouders kan echter aan een bindende voordracht steeds het bindende karakter ontnemen bij een besluit genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen.
Een besluit van de algemene vergadering van aandeelhouders tot benoeming van een lid van de raad van bestuur anders dan overeenkomstig een bindende of niet-bindende voordracht van de raad van commissarissen kan slechts worden genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen.

17.5 Tijdens een algemene vergadering van aandeelhouders kan, bij de benoeming van een lid van de raad van bestuur, uitsluitend worden gestemd over kandidaten van wie de naam daartoe in de agenda van de vergadering, of een toelichting daarbij, is vermeld. Indien geen benoeming plaatsvindt van een door de raad van commissarissen voorgedragen kandidaat, behoudt de raad van commissarissen het recht in een volgende vergadering een nieuwe bindende of niet-bindende voordracht te doen.

17.6 Een lid van de raad van bestuur treedt uiterlijk af op de dag waarop de jaarlijkse algemene vergadering van aandeelhouders wordt gehouden in het vierde jaar na het kalenderjaar waarin hij voor het laatst werd benoemd. Een lid van de raad van bestuur dat overeenkomstig het bepaalde in de vorige volzin aftreedt, is terstond herbenoembaar.

17.7 Ieder lid van de raad van bestuur kan te allen tijde door de algemene vergadering van aandeelhouders worden geschorst en ontslagen. Tot een schorsing of ontslag anders dan op voorstel van de raad van commissarissen kan de algemene vergadering alleen besluiten met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Een lid van de raad van bestuur kan ook door de raad van commissarissen worden geschorst. Een schorsing door de raad van commissarissen kan te allen tijde door de algemene vergadering van aandeelhouders worden opgeheven.

17.8 Een schorsing kan één of meer malen worden verlengd, maar kan in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen omtrent de opheffing van de schorsing of ontslag, dan eindigt de schorsing.

Artikel 18. Bestuurstaak, besluitvorming en taakverdeling.

18.1 De raad van bestuur is belast met het besturen van de vennootschap.

18.2 De raad van bestuur kan regels vaststellen omtrent de besluitvorming en werkwijze van de raad van bestuur. In dat kader kan de raad van bestuur onder meer bepalen met welke taak ieder lid van de raad van bestuur meer in het bijzonder zal zijn belast. De raad van commissarissen kan bepalen dat deze regels en taakverdeling schriftelijk moeten worden vastgelegd en deze regels en taakverdeling aan zijn goedkeuring onderwerpen.

18.3 Besluiten van de raad van bestuur kunnen te allen tijde schriftelijk worden genomen, mits het desbetreffende voorstel aan alle in functie zijnde leden van de raad van bestuur is voorgelegd en geen van hen zich tegen deze wijze van besluitvorming verzet. Schriftelijke besluitvorming geschiedt door middel van schriftelijke verklaringen van alle in functie zijnde leden van de raad van bestuur.

Artikel 19. Vertegenwoordiging; tegenstrijdig belang.

19.1 De raad van bestuur is bevoegd de vennootschap te vertegenwoordigen. De bevoegdheid tot vertegenwoordiging komt mede aan ieder lid van de raad

van bestuur toe.

19.2 De raad van bestuur kan functionarissen met algemene of beperkte vertegenwoordigingsbevoegdheid aanstellen. Ieder van hen vertegenwoordigt de vennootschap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. De titulatuur van deze functionarissen wordt door de raad van bestuur bepaald. De vertegenwoordigingsbevoegdheid van een aldus benoemde functionaris kan zich niet uitstrekken tot gevallen waarin de vennootschap een tegenstrijdig belang heeft met de desbetreffende functionaris of met één of meer leden van de raad van bestuur.

19.3 In geval van een tegenstrijdig belang tussen de vennootschap en een lid van de raad van bestuur, kan de raad van commissarissen een lid van de raad van bestuur of een lid van de raad van commissarissen aanwijzen om de vennootschap te vertegenwoordigen.

Artikel 20. Goedkeuring van besluiten van de raad van bestuur.

20.1 De raad van bestuur behoeft de goedkeuring van de algemene vergadering voor besluiten omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval:

(a) overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;

(b) het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;

(c) het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste één derde van het bedrag van de activa volgens de balans met toelichting of, indien de vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.

20.2 De raad van bestuur behoeft de goedkeuring van de raad van commissarissen voor besluiten omtrent:

(a) uitgifte en verkrijging van aandelen in en schuldbrieven ten laste van de vennootschap of van schuldbrieven ten laste van een commanditaire vennootschap of vennootschap onder firma waarvan de vennootschap volledig aansprakelijke vennote is;

(b) medewerking aan de uitgifte van certificaten van aandelen;

(c) aanvrage van toelating van de onder (a) en (b) bedoelde stukken tot een gereglementeerde markt of multilaterale handelsfaciliteit zoals bedoeld in Artikel 1:1 van de Wet op het financieel toezicht, of een

vergelijkbare gereglementeerde markt of multilaterale handelsfaciliteit van een staat die geen lidstaat is, dan wel de intrekking van zodanige toelating;

(d) het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;

(e) het nemen van een deelneming ter waarde van ten minste een vierde van het bedrag van het geplaatste kapitaal met de reserves volgens de balans met toelichting van de vennootschap, door haar of een dochtermaatschappij in het kapitaal van een andere vennootschap, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming;

(f) investeringen welke een bedrag gelijk aan ten minste een vierde gedeelte van het geplaatste kapitaal met de reserves der vennootschap volgens haar balans met toelichting vereisen;

(g) een voorstel tot wijziging van de statuten;

(h) een voorstel tot ontbinding van de vennootschap.

(i) aangifte van faillissement en aanvraag van surséance van betaling;

(j) beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers van de vennootschap of van een dochtermaatschappij tegelijkertijd of binnen een kort tijdsbestek;

(k) ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal werknemers van de vennootschap of van een dochtermaatschappij; en

(l) een voorstel tot juridische fusie of splitsing.

20.3 De raad van commissarissen is bevoegd ook andere besluiten van de raad van bestuur aan zijn goedkeuring te onderwerpen. Deze andere besluiten dienen duidelijk te worden omschreven en schriftelijk aan de raad van bestuur te worden meegedeeld.

20.4 Het ontbreken van een goedkeuring van de algemene vergadering onderscheidenlijk de raad van commissarissen met betrekking tot een besluit als bedoeld in artikel 20.1, artikel 20.2 (met uitzondering van artikel 20.2 onder (l)) of artikel 20.3 tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of de leden van de raad van bestuur niet aan.

Artikel 21. Ontstentenis of belet.

21.1 In geval van ontstentenis of belet van één of meer leden van de raad van bestuur zijn de overblijvende leden of is het overblijvende lid tijdelijk met het besturen van de vennootschap belast.

21.2 In geval van ontstentenis of belet van alle leden van de raad van bestuur, is

de raad van commissarissen tijdelijk met het besturen van de vennootschap belast, met de bevoegdheid het bestuur van de vennootschap tijdelijk op te dragen aan één of meer commissarissen en/of één of meer andere personen.

HOOFDSTUK VIII. DE RAAD VAN COMMISSARISSEN.

Artikel 22. Commissarissen; benoembaarheid.

22.1 De vennootschap heeft een raad van commissarissen.

22.2 De raad van commissarissen bestaat uit een door de raad van commissarissen vast te stellen aantal van ten minste zeven natuurlijke personen. Is het aantal minder dan zeven, dan neemt de raad onverwijld maatregelen tot aanvulling van zijn ledental, met inachtneming van het bepaalde in artikel 23.

22.3 In het jaar waarin een persoon zeventig jaar of ouder wordt, kan deze niet tot commissaris worden benoemd, tenzij de raad van commissarissen ten aanzien van de betrokkene anders heeft beslist.

22.4 De bezoldiging van iedere commissaris wordt door de algemene vergadering van aandeelhouders vastgesteld en zal niet van de winst afhankelijk zijn. De leden van de raad van commissarissen zijn gerechtigd tot een vrijwaring van de vennootschap en BCA-verzekering, overeenkomstig het bepaalde in artikel 28A.

Artikel 23. Benoeming, schorsing en ontslag van commissarissen.

23.1 Commissarissen worden benoemd door de algemene vergadering van aandeelhouders.

23.2 De raad van commissarissen draagt voor elke vacature één of meer kandidaten voor.

23.3 Indien de voordracht van de raad van commissarissen voor een te vervullen plaats bestaat uit twee of meer kandidaten, is zij bindend en geschiedt benoeming in de desbetreffende vacature door verkiezing uit de op de bindende voordracht geplaatste kandidaten. De algemene vergadering van aandeelhouders kan echter aan een bindende voordracht steeds het bindende karakter ontnemen bij een besluit genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen.

Een besluit van de algemene vergadering tot benoeming van een commissaris anders dan overeenkomstig een bindende of niet-bindende voordracht van de raad van commissarissen kan slechts worden genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen.

23.4 Tijdens een algemene vergadering van aandeelhouders kan, bij de benoeming van een commissaris, uitsluitend worden gestemd over kandidaten van wie de naam daartoe in de agenda van de vergadering, of een toelichting daarbij, is vermeld. Indien geen benoeming plaatsvindt van

een door de raad van commissarissen voorgedragen kandidaat, behoudt de raad van commissarissen het recht in een volgende vergadering een nieuwe bindende of niet-bindende voordracht te doen.

23.5 Bij een voordracht of aanbeveling tot benoeming van een commissaris worden van de kandidaat meegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal van de vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleed, voor zover die van belang zijn in verband met de vervulling van de taak van een commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden; indien zich daaronder rechtspersonen bevinden die tot een zelfde groep behoren, kan met de aanduiding van die groep worden volstaan. De voordracht of aanbeveling wordt met redenen omkleed.

23.6 Iedere commissaris kan te allen tijde door de algemene vergadering worden geschorst en ontslagen. Tot een schorsing of ontslag anders dan op voorstel van de raad van commissarissen kan de algemene vergadering alleen besluiten met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

23.7 Een schorsing kan één of meer malen worden verlengd, maar kan in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen omtrent de opheffing van de schorsing of ontslag, dan eindigt de schorsing.

Artikel 24. Aftreden van commissarissen.

De commissarissen treden periodiek af volgens een door de raad van commissarissen vast te stellen rooster. Echter, een commissaris treedt uiterlijk af op de dag waarop de jaarlijkse algemene vergadering van aandeelhouders wordt gehouden in het vierde kalenderjaar na het kalenderjaar waarin hij voor het laatst werd benoemd. Een overeenkomstig het voorgaande aftredende commissaris is terstond herbenoembaar, behoudens het bepaalde in artikel 22.3.

Artikel 25. Taak en bevoegdheden.

25.1 De raad van commissarissen heeft tot taak toezicht te houden op het beleid van de raad van bestuur en de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. Hij staat de raad van bestuur met raad terzijde. Bij vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.

25.2 De raad van commissarissen kan bepalen dat één of meer zijner leden, al dan niet vergezeld door een deskundige als bedoeld in artikel 25.3, toegang zullen hebben tot de bedrijfsruimten van de vennootschap en bevoegd zullen zijn inzage te nemen van de boeken, correspondentie en andere bescheiden en kennis te nemen van de plaatsgehad hebbende handelingen.

De raad van commissarissen kan ook bepalen dat slechts een gedeelte van

de in de vorige volzin genoemde bevoegdheden kunnen worden uitgeoefend.

25.3 De raad van commissarissen kan zich bij de uitoefening van zijn taak doen bijstaan of voorlichten door één of meer door hem aan te stellen deskundigen tegen een met de raad van commissarissen overeen te komen vergoeding, welke ten laste van de vennootschap komt.

Artikel 26. Voorzitter en vice-voorzitter.

26.1 De raad van commissarissen kiest uit zijn midden een voorzitter en een vice-voorzitter.

26.2 Bij afwezigheid van de voorzitter en de vice-voorzitter wordt de functie van voorzitter waargenomen door één der andere commissarissen, door de raad van commissarissen aan te wijzen.

Artikel 27. Vergaderingen; besluitvorming.

27.1 De raad van commissarissen vergadert zo vaak zulks door de voorzitter dan wel door ten minste twee commissarissen wenselijk wordt geoordeeld; de voorzitter of diens plaatsvervanger zit de vergadering voor; van het verhandelde worden notulen gehouden. De leden van de raad van bestuur wonen de vergaderingen bij, tenzij de raad van commissarissen te kennen geeft afzonderlijk te willen vergaderen.

27.2 In de vergadering van de raad van commissarissen worden besluiten genomen bij volstrekte meerderheid van de ter vergadering uitgebrachte stemmen.

27.3 De raad van commissarissen kan in een vergadering alleen geldige besluiten nemen, indien ten minste de helft van de in functie zijnde commissarissen ter vergadering aanwezig of vertegenwoordigd is.

27.4 In geval van staking van stemmen beslist de voorzitter, indien er meer dan twee commissarissen in functie zijn.

27.5 De raad van commissarissen kan buiten vergadering een besluit nemen, indien het desbetreffende voorstel aan alle commissarissen is voorgelegd, geen van de commissarissen zich tegen deze wijze van besluitvorming heeft verzet en de meerderheid van de commissarissen zich voor het voorstel heeft verklaard.

27.6 In de eerstvolgende vergadering van de raad van commissarissen gehouden nadat de commissarissen zijn geraadpleegd op de wijze als in artikel 27.5 omschreven, deelt de voorzitter van die vergadering het resultaat van die raadpleging mede.

27.7 Van een besluit van de raad van commissarissen kan te allen tijde worden blijk gegeven door middel van een daartoe strekkende schriftelijke verklaring van de voorzitter van de raad van commissarissen en in geval van afwezigheid, ontstentenis of belet van deze door één van de andere commissarissen van de vennootschap.

Artikel 28. Commissies.

28.1 De raad van commissarissen kan, onverminderd zijn verantwoordelijkheid, uit zijn midden één of meer commissies benoemen, met als taak het behandelen van door de raad van commissarissen nader aan te geven onderwerpen.

28.2 De samenstelling van deze commissie(s) wordt door de raad van commissarissen vastgesteld.

28.3 De algemene vergadering van aandeelhouders kan aan de leden van de commissie(s) voor hun bemoeiingen als zodanig een honorarium toekennen.

Artikel 28A. Vrijwaring en verzekering

28A.1 Voor zover rechtens toelaatbaar vrijwaart de vennootschap ieder zittend en voormalig lid van de raad van bestuur en van de raad van commissarissen (ieder van hen, alleen voor de toepassing van dit artikel 28A, een "**Gevrijwaarde Persoon**") en stelt deze schadeloos, voor elke aansprakelijkheid en alle claims, uitspraken, boetes en schade ("**Claims**") die de Gevrijwaarde Persoon heeft moeten dragen in verband met een op handen zijnde, aanhangige of beëindigde actie, onderzoek of andere procedure van civielrechtelijke, strafrechtelijke of administratiefrechtelijke aard (elk, een "**Juridische Actie**"), aanhangig gemaakt door een partij, niet zijnde de vennootschap zelf of haar groepsmaatschappijen, als gevolg van handelen of nalatigheid in zijn hoedanigheid van Gevrijwaarde Persoon of een daaraan gerelateerde hoedanigheid.

Onder Claims wordt mede verstaan een afgeleide actie tegen de Gevrijwaarde Persoon, aanhangig gemaakt namens de vennootschap of haar groepsmaatschappijen en vorderingen van de vennootschap (of een van haar groepsmaatschappijen) tot vergoeding van claims van derden, ontstaan doordat de Gevrijwaarde Persoon naast de vennootschap hoofdelijk aansprakelijk was jegens die derde partij.

28A.2 De Gevrijwaarde Persoon wordt niet gevrijwaard voor Claims voor zover deze betrekking hebben op het behalen van persoonlijke winst, voordeel of beloning waartoe hij juridisch niet was gerechtigd, of als de aansprakelijkheid van de Gevrijwaarde Persoon wegens opzet of bewuste roekeloosheid bij in kracht van gewijsde gegaan vonnis is vastgesteld.

28A.3 Alle kosten (redelijke advocatenhonoraria en proceskosten inbegrepen) (tezamen "**Kosten**") die de Gevrijwaarde Persoon heeft moeten dragen in verband met een Juridische Actie zullen door de vennootschap worden voldaan of vergoed, maar slechts na ontvangst van een schriftelijke toezegging van de Gevrijwaarde Persoon dat hij zodanige Kosten zal terugbetalen als een bevoegde rechter bij in kracht van gewijsde gegaan vonnis heeft vastgesteld dat hij niet gerechtigd is om aldus schadeloos gesteld te worden. Onder Kosten wordt mede verstaan de door de Gevrijwaarde Persoon eventueel verschuldigde belasting op grond van de aan hem gegeven vrijwaring.

28A.4 Ook ingeval van een Juridische Actie tegen de Gevrijwaarde Persoon die aanhangig is gemaakt door de vennootschap of een groepsmaatschappij zal de vennootschap redelijke advocatenhonoraria en proceskosten voldoen of aan de Gevrijwaarde Persoon vergoeden, maar slechts na ontvangst van een schriftelijke toezegging van de Gevrijwaarde Persoon dat hij zodanige honoraria en kosten zal terugbetalen als een bevoegde rechter bij in kracht van gewijsde gegaan vonnis de Juridische Actie heeft beslist in het voordeel van de vennootschap of de desbetreffende groepsmaatschappij.

28A.5 De Gevrijwaarde Persoon zal geen persoonlijke financiële aansprakelijkheid jegens derden aanvaarden en geen vaststellingsovereenkomst in dat opzicht aangaan, zonder voorafgaande schriftelijke toestemming van de vennootschap.
De vennootschap en de Gevrijwaarde Persoon zullen zich in redelijkheid inspannen om samen te werken teneinde overeenstemming te bereiken over de wijze van verdediging terzake van enige Claim. Indien echter de vennootschap en de Gevrijwaarde Persoon geen overeenstemming bereiken zal de Gevrijwaarde Persoon, om aanspraak te kunnen maken op de vrijwaring als bedoeld in dit artikel 28A, alle door de vennootschap naar eigen inzicht gegeven, instructies opvolgen.

28A.6 De vrijwaring als bedoeld in dit artikel 28A geldt niet voor Claims en Kosten voor zover deze door verzekeraars worden vergoed.

28A.7 De vennootschap zorgt voorts voor een adequate verzekering tegen Claims tegen zittende en voormalige leden van de raad van bestuur en de raad van commissarissen (BCA-verzekering) en draagt daarvan de kosten, tenzij zodanige verzekering niet op redelijke voorwaarden verkregen kan worden.

28A.8 Dit artikel 28A kan worden gewijzigd zonder instemming van de Gevrijwaarde Personen als zodanig. Echter, de hierin gegeven vrijwaring zal niettemin haar gelding behouden ten aanzien van Claims en/of Kosten die zijn ontstaan uit handelingen of nalatigheid van de Gevrijwaarde Persoon in de periode waarin deze bepaling van kracht was.

HOOFDSTUK IX. BOEKJAAR EN JAARREKENING; REGISTERACCOUNTANT; WINST EN UITKERINGEN.

Artikel 29. Boekjaar en jaarrekening.

29.1 Het boekjaar van de vennootschap valt samen met het kalenderjaar.

29.2 Jaarlijks binnen vier maanden na afloop van het boekjaar maakt de raad van bestuur een jaarrekening op en legt deze voor de aandeelhouders ter inzage ten kantore van de vennootschap. Binnen deze termijn legt de raad van bestuur ook het jaarverslag ter inzage voor de aandeelhouders.

29.3 De jaarrekening bestaat uit de enkelvoudige jaarrekening die bestaat uit de balans en de winst- en verliesrekening met de toelichting, en de geconsolideerde jaarrekening.

29.4 De jaarrekening wordt ondertekend door de leden van de raad van bestuur

en door de leden van de raad van commissarissen. Ontbreekt de ondertekening van één of meer van hen, dan wordt daarvan onder opgave van reden melding gemaakt.

29.5 De raad van commissarissen maakt jaarlijks een bericht op dat bij de jaarrekening en het jaarverslag wordt gevoegd.

29.6 De vennootschap zorgt dat de opgemaakte jaarrekening, het jaarverslag, het bericht van de raad van commissarissen en de krachtens de wet toe te voegen gegevens vanaf de oproeping voor de jaarlijkse algemene vergadering van aandeelhouders te haren kantore aanwezig zijn. Aandeelhouders kunnen de stukken aldaar inzien en er kosteloos een afschrift van verkrijgen.

29.7 Op de jaarrekening, het jaarverslag en de krachtens de wet toe te voegen gegevens zijn voorts van toepassing de bepalingen van Boek 2, Titel 9, van het Burgerlijk Wetboek.

Artikel 30. Registeraccountant.

30.1 De algemene vergadering van aandeelhouders verleent aan een registeraccountant of een organisatie, waarin registeraccountants samenwerken als bedoeld in artikel 2:393 lid 1 van het Burgerlijk Wetboek, hierna te noemen accountant, opdracht om de door de raad van bestuur opgemaakte jaarrekening te onderzoeken overeenkomstig het bepaalde in artikel 2:393 lid 3 van het Burgerlijk Wetboek.

30.2 De accountant is gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap. Het is hem verboden hetgeen hem over de zaken der vennootschap blijkt of medegedeeld wordt verder bekend te maken dan zijn opdracht met zich brengt. Zijn bezoldiging komt ten laste van de vennootschap.

30.3 De accountant brengt omtrent zijn onderzoek verslag uit aan de raad van commissarissen en aan de raad van bestuur. Hij maakt daarbij ten minste melding van zijn bevindingen met betrekking tot de betrouwbaarheid en continuïteit van de geautomatiseerde gegevensverwerking.
De accountant geeft de uitslag van zijn onderzoek weer in een verklaring omtrent de getrouwheid van de jaarrekening.

30.4 De jaarrekening kan niet worden vastgesteld, indien de algemene vergadering van aandeelhouders geen kennis heeft kunnen nemen van de verklaring van de accountant, die aan de jaarrekening moest zijn toegevoegd, tenzij onder de overige gegevens een wettige grond wordt medegedeeld waarom de verklaring ontbreekt.

Artikel 31. Vaststelling van de jaarrekening en kwijting.

31.1 De algemene vergadering stelt de jaarrekening vast.

31.2 In de algemene vergadering van aandeelhouders waarin tot vaststelling van de jaarrekening wordt besloten, wordt afzonderlijk aan de orde gesteld een voorstel tot het verlenen van kwijting aan de leden van de raad van bestuur

en van de leden van de raad van commissarissen voor de uitoefening van hun taak, voor zover van die taakuitoefening blijkt uit de jaarrekening of uit informatie die anderszins voorafgaand aan de vaststelling van de jaarrekening aan de algemene vergadering is verstrekt.

Artikel 32. Winst en uitkeringen.

32.1 Ingeval de vastgestelde winst- en verliesrekening een winst aanwijst, kan de raad van commissarissen op voorstel van de raad van bestuur een deel van het saldo bestemmen voor de versterking van/of de vorming van reserves.

32.2 Uitkeringen kunnen slechts worden gedaan voor zover het eigen vermogen groter is dan het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden.

32.3 Uitkeringen worden gedaan met inachtneming van het beginsel vermeld in artikel 4.4.

32.4 De winst die overblijft na toepassing van artikel 32.1 staat ter beschikking van de algemene vergadering van aandeelhouders. De raad van bestuur, onder goedkeuring van de raad van commissarissen, doet daartoe een voorstel. Het voorstel tot uitkering van dividend wordt als apart agendapunt op de algemene vergadering van aandeelhouders behandeld.

32.5 Mits uit een door de raad van bestuur ondertekende tussentijdse vermogensopstelling blijkt dat aan het in artikel 32.2 bedoelde vereiste betreffende de vermogenstoestand is voldaan, kan de raad van bestuur met goedkeuring van de raad van commissarissen aan de aandeelhouders één of meer tussentijdse uitkeringen doen.

32.6 De raad van bestuur is bevoegd, onder goedkeuring van de raad van commissarissen, om te bepalen dat een uitkering op aandelen niet in geld maar in de vorm van gewone aandelen zal worden gedaan of te bepalen dat aandeelhouders de keuze wordt gelaten om de uitkering in geld en/of in de vorm van gewone aandelen te nemen, een en ander uit de winst en/of uit een reserve en een en ander voor zover de raad van bestuur overeenkomstig het bepaalde in de artikelen 9.2 en 9.3 door de algemene vergadering is aangewezen. De raad van bestuur stelt, onder goedkeuring van de raad van commissarissen, de voorwaarden vast waaronder een dergelijke keuze kan worden gedaan.

32.7 Het reserverings- en dividendbeleid van de vennootschap wordt vastgesteld en kan worden gewijzigd door de raad van commissarissen, op voorstel van de raad van bestuur. De vaststelling en nadien elke wijziging van het reserverings- en dividendbeleid wordt als apart agendapunt op de algemene vergadering van aandeelhouders behandeld en verantwoord.

Artikel 33. Betaalbaarstelling; gerechtigdheid.

33.1 Een uitkering is verkrijgbaar vanaf een daartoe door de raad van bestuur vast te stellen dag.

Voor de aandelen waarvoor aandeelbewijzen zijn uitgereikt en voor de aandelen waarvoor geen aandeelbewijzen zijn uitgereikt, kunnen daartoe verschillende dagen worden vastgesteld. Iedere aldus vastgestelde dag wordt bekendgemaakt met inachtneming van de voor de vennootschap ter zake geldende voorschriften.

33.2 Tot een uitkering op een aandeel waarvoor geen aandeelbewijs is uitgereikt of op een aandeel waarvoor wel een aandeelbewijs is uitgereikt is hij gerechtigd, op wiens naam het aandeel staat in het register van aandelen op een daartoe door de raad van bestuur vastgesteld tijdstip.

33.3 Voor de in artikel 33.2 genoemde aandelen kunnen verschillende tijdstippen worden aangewezen. Ieder aldus vastgesteld tijdstip wordt bekendgemaakt met inachtneming van voor de vennootschap terzake geldende voorschriften.

33.4 De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, bepalen dat de uitkering van een uitkering in contanten op gewone aandelen, waarvoor aandeelbewijzen zijn uitgereikt en waarvan met medewerking van de vennootschap de verhandeling op een beurs of een soortgelijke instelling in een ander land dan Nederland is toegelaten, zal plaatsvinden in de munteenheid van dat betrokken land, tenzij de vennootschap hiertoe door overheidsmaatregelen of andere omstandigheden buiten haar macht niet in staat is. Indien overeenkomstig het bepaalde in de vorige zin de uitkering in een vreemde munteenheid geschiedt, wordt het daartoe omgerekend tegen de wisselkoers geldende ter beurze te Amsterdam op een door de raad van bestuur vast te stellen en bekend te maken dag vallende niet eerder dan de dag waarop tot de uitkering wordt besloten en niet later dan de dag, die overeenkomstig het bepaalde in artikel 33.1 voor de desbetreffende aandelen is vastgesteld.

33.5 Dividenden en andere uitkeringen waarover binnen vijf jaren na de eerste dag waarop zij opvorderbaar zijn, niet is beschikt, vervallen aan de vennootschap.

33.6 Ter zake van dividenden en andere uitkeringen op een aandeel dat behoort tot een verzameldepot of een girodepot in de zin van de Wet giraal effectenverkeer is de vennootschap tegenover de Euroclear-deelgenoot gekweten door die dividenden of andere uitkeringen ter beschikking te stellen van, of overeenkomstig de instructies van, de desbetreffende bij Euroclear Nederland aangesloten instelling.

HOOFDSTUK X. DE ALGEMENE VERGADERING.

Artikel 34. Jaarvergadering.

34.1 Jaarlijks wordt uiterlijk in de maand juni een algemene vergadering van aandeelhouders gehouden.

34.2 De agenda van die vergadering vermeldt onder meer de volgende punten ter behandeling:

(a) bespreking van het jaarverslag;
(b) bespreking en vaststelling van de jaarrekening;
(c) voorstel tot uitkering van dividend (indien van toepassing);
(d) benoeming van externe accountant;
(e) andere onderwerpen, door de raad van commissarissen of de raad van bestuur aan de orde gesteld en aangekondigd met inachtneming van de bepalingen van deze statuten, zoals inzake (i) het verlenen van kwijting aan de leden van de raad van bestuur en van de raad van commissarissen; (ii) bespreking van het reserverings- en dividendbeleid; (iii) aanwijzing van een orgaan van de vennootschap dat bevoegd is tot uitgifte van aandelen; en/of (iv) inzake machtiging van de raad van bestuur tot het doen verkrijgen van eigen aandelen of certificaten daarvan door de vennootschap.

Artikel 35. Buitengewone algemene vergadering van aandeelhouders.

Algemene vergaderingen van aandeelhouders worden voorts gehouden, zo dikwijls de raad van commissarissen of de raad van bestuur zulks noodzakelijk acht, onverminderd het bepaalde in de artikelen 2:108a, 2:110, 2:111 en 2:112 van het Burgerlijk Wetboek.

Artikel 36. Oproeping en agenda van vergaderingen.

36.1 De algemene vergaderingen van aandeelhouders worden bijeengeroepen door de raad van commissarissen of de raad van bestuur.

36.2 De oproeping geschiedt niet later dan op de vijftiende dag voor die van de vergadering of zodanig langere oproepingstermijn als de wet voorschrijft.

36.3 Bij de oproeping worden de te behandelen onderwerpen vermeld, dan wel wordt vermeld dat de aandeelhouders er ten kantore van de vennootschap kennis van kunnen nemen. Voorts wordt vermeld dat de bij de agenda behorende stukken kosteloos verkrijgbaar zijn voor de aandeelhouders, ten kantore van de vennootschap te 's-Gravenhage en ten kantore van een toegelaten instelling als bedoeld in het Algemeen Reglement Euronext Amsterdam Stock Market.

36.4 Aandeelhouders die alleen of gezamenlijk ten minste een procent (1%) van het geplaatste kapitaal vertegenwoordigen of van wie de aandelen volgens de Officiële Prijscourant van Euronext Amsterdam N.V. (of een daarvoor in de plaats tredende publicatie) alleen of gezamenlijk ten minste een waarde van honderd miljoen euro (EUR 100.000.000)[1] vertegenwoordigen, hebben het recht om aan de raad van bestuur of de raad van commissarissen het verzoek te doen om onderwerpen op de agenda van de algemene vergadering van aandeelhouders te plaatsen.

Deze verzoeken zullen door de raad van bestuur en de raad van commissarissen worden overgenomen onder voorwaarde:

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[1] *Zolang de wet een drempel van 50 miljoen euro aan beurswaarde bevat (art. 2:114a lid 2 BW), prevaleert deze boven de hogere statutaire drempel.*

(a) dat er naar het oordeel van de raad van bestuur en de raad van commissarissen geen zwaarwegende belangen van de vennootschap zijn die zich tegen agendering verzetten; en

(b) dat het verzoek ten minste zestig dagen voor de datum van de algemene vergadering van aandeelhouders bij de voorzitter van de raad van bestuur of de voorzitter van de raad van commissarissen schriftelijk is ingediend.

36.5 In de oproeping wordt melding gemaakt van het vereiste voor toegang tot de vergadering als omschreven in de artikelen 40.2, 40.3 en 40.4.

36.6 De oproeping geschiedt op de wijze vermeld in artikel 43.

Artikel 37. Plaats van vergaderingen.

Algemene vergaderingen van aandeelhouders worden gehouden te Amsterdam, 's-Gravenhage, Haarlemmermeer (inclusief luchthaven Schiphol), Leidschendam, Rijswijk (ZH), Rotterdam of Voorburg, ter keuze van het vennootschapsorgaan dat de vergadering bijeenroept.

Artikel 38. Voorzitter van de vergadering.

38.1 De algemene vergaderingen van aandeelhouders worden geleid door de voorzitter van de raad van commissarissen of diens plaatsvervanger. De raad van commissarissen kan echter ook een ander aanwijzen om de vergadering te leiden. Aan de voorzitter van de vergadering komen alle bevoegdheden toe die nodig zijn om de vergadering goed en ordelijk te laten functioneren.

38.2 Indien niet volgens artikel 38.1 in het voorzitterschap van een vergadering is voorzien, voorziet de vergadering zelf in het voorzitterschap, met dien verstande dat, zolang die voorziening niet heeft plaatsgehad, het voorzitterschap wordt waargenomen door een lid van de raad van bestuur, daartoe door de aanwezige leden van de raad van bestuur aangewezen.

Artikel 39. Notulen.

39.1 Van het verhandelde in de algemene vergadering van aandeelhouders worden door een door de voorzitter aangewezen secretaris notulen gehouden, welke door de voorzitter en de secretaris worden vastgesteld en ten blijke daarvan door hen ondertekend.

39.2 De voorzitter kan echter bepalen dat van het verhandelde een notarieel proces-verbaal van vergadering wordt opgemaakt. Alsdan is de mede-ondertekening daarvan door de voorzitter voldoende.

Artikel 40. Vergaderrechten en toegang.

40.1 Iedere aandeelhouder is bevoegd hetzij in persoon, hetzij vertegenwoordigd door een schriftelijk gevolmachtigde, aan de algemene vergadering van aandeelhouders deel te nemen, daarin het woord te voeren en, voor zover van toepassing, stemrecht uit te oefenen. Hetgeen in dit artikel 40 is bepaald ten aanzien van aandeelhouders is van overeenkomstige toepassing op andere personen als bedoeld in artikel 15.3, voor zover aan hen stemrecht en/of vergaderrechten toekomen.

40.2 De raad van bestuur is gemachtigd te bepalen dat voor een algemene vergadering van aandeelhouders een tijdstip van registratie zal gelden op basis waarvan overeenkomstig artikel 2:119 van het Burgerlijk Wetboek wordt bepaald wie voor de toepassing van artikel 40.1 als aandeelhouder wordt aangemerkt. Bij de oproeping van de vergadering wordt het tijdstip van registratie vermeld alsmede de wijze waarop de aandeelhouders zich kunnen laten registreren en de wijze waarop zij hun rechten kunnen uitoefenen.

40.3 Voor de vergaderrechten en het stemrecht wordt een Euroclear-deelgenoot aangemerkt als aandeelhouder op grond van deponering van een daartoe strekkende schriftelijke verklaring van een bij Euroclear Nederland aangesloten instelling. Uit deze verklaring dient te blijken dat de daarin genoemde persoon via de bij Euroclear Nederland aangesloten instelling gerechtigd is tot het aantal in de verklaring genoemde girale aandelen en dat tot de afloop van de vergadering zal blijven. Echter, indien toepassing wordt gegeven aan artikel 40.2, dient uit de verklaring te blijken dat de in de verklaring genoemde persoon op het in dat artikel genoemde tijdstip via de bij Euroclear Nederland aangesloten instelling gerechtigd was tot het in de verklaring genoemde aantal girale aandelen.

Deze verklaring dient tijdig te worden gedeponeerd op een daartoe in de oproeping vermelde plaats. De dag waarop deze deponering uiterlijk dient te geschieden wordt in de oproeping vermeld; deze dag kan niet vroeger worden gesteld dan op de zevende dag voor die van de vergadering. Het terzake van de deponering verstrekte ontvangstbewijs geldt als toegangsbewijs voor de vergadering.

40.4 De aandeelhouders, respectievelijk hun gevolmachtigden worden alleen tot de vergadering toegelaten indien zij de vennootschap schriftelijk van hun voornemen om de vergadering bij te wonen hebben kennis gegeven, zulks op de plaats die en uiterlijk op het tijdstip dat in de oproeping is vermeld. Voorzover voor hun aandelen bewijzen in omloop zijn, moeten zij de/het nummer(s) van hun aandeelbewijs/bewijzen opgeven. Met betrekking tot hun aandelen hebben zij slechts toegang tot de vergadering, indien de desbetreffende aandelen op hun naam staan, op het tijdstip als bepaald krachtens het in artikel 40.2 bepaalde, bij gebreke waarvan dit de dag der vergadering is. De gevolmachtigde dient tevens zijn schriftelijke volmacht te tonen.

40.5 De raad van bestuur kan bepalen dat de in artikel 40.1 bedoelde rechten met betrekking tot een algemene vergadering van aandeelhouders kunnen worden uitgeoefend door middel van een elektronisch communicatiemiddel. Hiervoor is in ieder geval vereist dat de aandeelhouder, dan wel zijn schriftelijk gevolmachtigde, via het elektronisch communicatiemiddel kan worden geïdentificeerd, rechtstreeks kan kennisnemen van de

verhandelingen ter vergadering en het stemrecht kan uitoefenen. De raad van bestuur kan daarbij bepalen dat bovendien is vereist dat de aandeelhouder, dan wel zijn schriftelijk gevolmachtigde, via het elektronisch communicatiemiddel kan deelnemen aan de beraadslaging.

40.6 De raad van bestuur kan nadere voorwaarden stellen aan het gebruik van het elektronische communicatiemiddel als bedoeld in artikel 40.5. Deze voorwaarden worden bij de oproeping bekend gemaakt. Het voorgaande laat onverlet de bevoegdheid van de voorzitter om in het belang van een goede vergaderorde die maatregelen te treffen die hem goeddunken. Een eventueel niet of gebrekkig functioneren van de gebruikte elektronische communicatiemiddelen komt voor risico van de aandeelhouder die ervan gebruik maakt.

40.7 Onder de zorg van de secretaris van de vennootschap wordt met betrekking tot elke algemene vergadering van aandeelhouders een presentielijst opgemaakt. In de presentielijst worden van elke aanwezige of vertegenwoordigde aandeelhouder opgenomen diens naam en het aantal stemmen dat door hem kan worden uitgebracht alsmede, indien van toepassing, de naam van diens vertegenwoordiger. Tevens worden in de presentielijst opgenomen de hiervoor bedoelde gegevens van personen die ingevolge artikel 40.5 deelnemen aan de vergadering of hun stem hebben uitgebracht op de wijze zoals bedoeld in artikel 41.3. De vennootschap is bevoegd zodanige verificatieprocedures in te stellen als zij redelijkerwijs nodig zal oordelen om de identiteit van de aandeelhouders en, waar van toepassing, de identiteit en bevoegdheid van vertegenwoordigers te kunnen vaststellen.

40.8 Commissarissen en leden van de raad van bestuur zijn bevoegd in persoon de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren; zij hebben als zodanig in de vergadering een raadgevende stem. Voorts is de externe accountant van de vennootschap bevoegd de algemene vergaderingen van aandeelhouders bij te wonen en daarin het woord te voeren.

40.9 Over de toelating tot de vergadering van anderen dan de hiervoor in dit artikel 40 bedoelde personen beslist de voorzitter van de vergadering.

Artikel 41. Besluitvorming en stemmingen.

41.1 Elk aandeel geeft recht op het uitbrengen van één stem.
Echter, een houder van gewone aandelen B dient een stemrechtovereenkomst met de vennootschap aan te gaan inhoudende dat die houder van gewone aandelen B slechts één (1) stem uitbrengt voor elke veertig (40) door hem gehouden gewone aandelen B, behalve indien het uitbrengen van meer stemmen in overeenstemming is met de bepalingen van die stemrechtovereenkomst. De vennootschap stelt de stemrechtovereenkomst publiekelijk beschikbaar op de website van de

vennootschap. Indien een houder van gewone aandelen B bij een bepaalde stemming in de algemene vergadering van aandeelhouders meer stemmen wenst uit te brengen dan één stem voor elke veertig (40) door hem gehouden gewone aandelen B, zal hij dit voorafgaand aan de stemming aan de vergadering meedelen met inachtneming van de bepalingen van de stemrechtovereenkomst.

41.2 Alle besluiten in de algemene vergadering van aandeelhouders worden, behalve in de gevallen waarin de wet of deze statuten een grotere meerderheid voorschrijven, genomen bij volstrekte meerderheid der rechtsgeldig ter vergadering uitgebrachte stemmen.

41.3 De raad van bestuur kan, in het geval hij gebruik maakt van de machtiging als bedoeld in artikel 40.2, bepalen dat stemmen voorafgaand aan de algemene vergadering van aandeelhouders via een elektronisch communicatiemiddel kunnen worden uitgebracht. Deze stemmen worden alsdan gelijk gesteld met stemmen die ten tijde van de vergadering worden uitgebracht. Deze stemmen kunnen echter niet eerder worden uitgebracht dan op het bij de oproeping te bepalen tijdstip van registratie als bedoeld in artikel 40.2 of zoveel later als bij de oproeping mocht zijn bepaald. Onverminderd het overigens in artikel 40 bepaalde wordt bij de oproeping vermeld op welke wijze en onder welke voorwaarden de stemgerechtigden hun rechten voorafgaand aan de vergadering kunnen uitoefenen. De laatste volzin van artikel 40.6 is van overeenkomstige toepassing.

41.4 Blanco stemmen worden als niet uitgebracht beschouwd.

41.5 De voorzitter van de vergadering bepaalt of en in hoeverre de stemming mondeling, schriftelijk, elektronisch of bij acclamatie geschiedt.

41.6 Is bij de verkiezing van personen geen volstrekte meerderheid der rechtsgeldig ter vergadering uitgebrachte stemmen verkregen, dan moet, zo nodig na een gehouden tussenstemming, herstemd worden tussen de twee personen, die bij de eerste stemming het grootste en het op een na grootste aantal stemmen op zich verenigd hebben en is degene gekozen, op wie bij herstemming de meeste stemmen zijn uitgebracht. Staken in dit geval de stemmen, dan beslist het lot.

41.7 Bij staking van stemmen over zaken, is het voorstel verworpen.

41.8 Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het geplaatste kapitaal van de vennootschap vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan de wet bepaalt dat daarvoor geen stemrecht kan worden uitgebracht. Voorts wordt, voor zover toegestaan op grond van de wet, met gewone aandelen B slechts rekening gehouden voor zover daarop daadwerkelijk stemrecht kan worden uitgeoefend, waaronder in dit verband niet zijn begrepen stemmen die ingevolge een stemrechtovereenkomst als bedoeld in artikel 41.1 niet mogen worden uitgebracht.

Artikel 42. Vergaderingen van houders van aandelen van een bepaalde soort.

42.1 Vergaderingen van houders van aandelen van een bepaalde soort worden gehouden zo dikwijls de raad van bestuur of de raad van commissarissen deze bijeenroept. Het bepaalde in de artikelen 36 tot en met 41 is van overeenkomstige toepassing.

42.2 Een vergadering van houders van gewone aandelen B waarin alle geplaatste gewone aandelen B zijn vertegenwoordigd, kan, mits op voorstel van de raad van bestuur onder goedkeuring van de raad van commissarissen, ook indien het bepaalde in artikel 42.1 niet is nageleefd, rechtsgeldige besluiten nemen, mits met algemene stemmen.

Artikel 43. Oproepingen en kennisgevingen.

43.1 De oproepingen tot de algemene vergaderingen van aandeelhouders geschieden overeenkomstig de voorschriften van de wet en de regelgeving die op de vennootschap van toepassing is uit hoofde van de notering van aandelen aan de effectenbeurs van Euronext Amsterdam N.V.

43.2 Voor zover zulks op grond van de wet en genoemde regelgeving is toegelaten, is de vennootschap bevoegd aandeelhouders op te roepen via de website van de vennootschap en/of via een langs andere elektronische weg openbaar gemaakte aankondiging, en om aandeelhouders op te roepen langs schriftelijke weg aan het adres dat door de aandeelhouder voor dit doel aan de vennootschap is bekend gemaakt. Tenzij het tegendeel ondubbelzinnig blijkt, geldt opgave van een elektronisch postadres door een aandeelhouder aan de vennootschap als bewijs van diens instemming met toezending langs elektronische weg.

43.3 Het bepaalde in de artikelen 43.1 en 43.2 is van overeenkomstige toepassing op andere aankondigingen, bekendmakingen, mededelingen en kennisgevingen aan aandeelhouders, alsmede op oproepingen, aankondigingen, bekendmakingen, mededelingen en kennisgevingen aan personen met rechten als bedoeld in artikel 15.

HOOFDSTUK XI. STATUTENWIJZIGING EN ONTBINDING.

Artikel 44. Besluit tot statutenwijziging of ontbinding.

44.1 De algemene vergadering van aandeelhouders kan een besluit tot wijziging van de statuten of tot ontbinding van de vennootschap nemen met volstrekte meerderheid van de uitgebrachte stemmen op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur.
Een dergelijk voorstel moet steeds in de oproeping tot de algemene vergadering van aandeelhouders worden vermeld.

44.2 Wanneer aan de algemene vergadering een voorstel tot statutenwijziging wordt gedaan, moet tegelijkertijd een afschrift van het voorstel, waarin de voorgestelde wijziging woordelijk is opgenomen, op het kantoor van de vennootschap te 's-Gravenhage en ten kantore van een toegelaten instelling als bedoeld in het Algemeen Reglement Euronext Amsterdam Stock Market

ter inzage van iedere aandeelhouder tot de afloop der vergadering worden neergelegd; tevens dient een afschrift van het voorstel voor iedere aandeelhouder van de dag van de nederlegging tot die van de vergadering kosteloos verkrijgbaar te worden gesteld.

44.3 Een besluit van de algemene vergadering tot een wijziging van deze statuten waarbij rechten verbonden aan aandelen van een bepaalde soort worden verminderd, is onderworpen aan de goedkeuring van de vergadering van houders van aandelen van de desbetreffende soort.

Artikel 45. Vereffening.

45.1 In geval van ontbinding van de vennootschap krachtens besluit van de algemene vergadering van aandeelhouders zijn de leden van de raad van bestuur belast met de vereffening van de zaken van de vennootschap en de raad van commissarissen met het toezicht daarop.

45.2 De bepalingen van deze statuten blijven voor zoveel mogelijk gedurende de vereffening van kracht.

45.3 Bij het besluit tot ontbinding wordt door de algemene vergadering van aandeelhouders de beloning van vereffenaars en van commissarissen bepaald.

45.4 Indien bij vereffening na betaling van alle schulden de kosten van de vereffening daaronder begrepen, een batig saldo resteert, zal dit worden uitgekeerd aan de aandeelhouders met inachtneming van het beginsel vermeld in artikel 4.4.
De vereffenaars zijn bevoegd om, indien de staat van de boedel daartoe aanleiding geeft, een uitkering bij voorbaat te doen.

45.5 Op de vereffening zijn overigens de bepalingen van Titel 1, Boek 2 van het Burgerlijk Wetboek van toepassing.

De volgende overgangsbepalingen, opgenomen in de akte van statutenwijziging d.d. 3 mei 2006, maken ook na de statutenwijziging d.d. 29 mei 2013 nog deel uit van de statuten van AEGON N.V.

HOOFDSTUK XII. OVERGANGSBEPALINGEN.

Artikel 46. Inwerkingtreding statutenwijziging.

De statutenwijziging neergelegd in de notariële akte de dato drie mei tweeduizend zes (de "**Statutenwijziging**") wordt op de dag van passeren van kracht. Het bepaalde in artikel 7A.3 treedt in werking op zevenentwintig oktober tweeduizend zes, zijnde zes maanden nadat de raad van bestuur die bepaling heeft gepubliceerd in ten minste één landelijk verspreid dagblad. Een kopie van de betreffende advertentie is aan deze akte gehecht (Bijlage).

Artikel 47. Tenaamstelling van aandelen aan toonder.

Door de Statutenwijziging worden alle geplaatste aandelen aan toonder omgezet in aandelen op naam. In verband daarmee kunnen aandeelhouders hun

aandeelbewijzen inleveren op een daartoe door de raad van bestuur aangewezen en bekend gemaakte plaats. De aan een dergelijk aandeel verbonden rechten kunnen eerst worden uitgeoefend na inlevering. Aandelen aan toonder die overeenkomstig de Wet giraal effectenverkeer worden gehouden door Euroclear Nederland of een bij Euroclear Nederland aangesloten instelling zullen tegen inlevering bij Euroclear Nederland of de desbetreffende aangesloten instelling in het aandeelhoudersregister op naam van Euroclear Nederland of die aangesloten instelling worden gesteld, met schriftelijke vermelding dat het girale aandelen betreft. Zolang niet alle aandelen aan toonder op naam zijn gesteld, is artikel 7 van de statuten van de vennootschap van overeenkomstige toepassing op talons en dividendbewijzen.

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ALLEN & OVERY

AEGON N.V. - DLT 2013 ENG
CMS/om/0042338-0000520

STATEMENT ABOUT ARTICLES OF ASSOCIATION

Christiaan Maria Stokkermans, civil law notary in Amsterdam, the Netherlands,

hereby declares:

the attached document is a fair English translation of the Articles of Association of:

AEGON N.V.,
having its official seat in The Hague, the Netherlands,

as they read after execution of the deed of amendment on 29 May 2013 before Chr.M. Stokkermans, civil law notary aforementioned.

AEGON N.V. is a public company under Dutch law (*naamloze vennootschap*), having its office address at AEGONplein 50, 2591 TV The Hague, the Netherlands, and registered in the Commercial Register under number 27076669.

In preparing the attached document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the Dutch text will by law govern.

In the attached document, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Amsterdam, 29 May 2013.

Mr Chr. M. Stokkermans
Notaris te Amsterdam

ARTICLES OF ASSOCIATION:

CHAPTER I.

Article 1. Definitions.

1.1 In these Articles of Association, the following terms will have the following meanings:

"Share" means a share in the capital of the Company. Unless the contrary is apparent, this will include each Common Share and each Common Share B.

"Shareholder" means a holder of one or more Shares or if it concerns Deposit Shares, a Euroclear-participant.

"General Meeting" or **"General Meeting of Shareholders"** means the body of the Company consisting of the Shareholders or (as the case may be) a meeting of Shareholders (or their representatives) and other persons entitled to attend such meetings.

"Subsidiary" means a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code.

"Euroclear Nederland" means Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., trading under the name Euroclear Nederland, being the central depositary as referred to in the Security Depositary Act *(Wet giraal effectenverkeer)* and an **"institution associated with Euroclear"** means an institution which is an 'associated institution' *(aangesloten instelling)* within the meaning of the Act on deposit securities transactions.

"Euroclear-participant" means a person who is entitled to a certain number of Common Shares pursuant to the Dutch Security Depositary Act *(Wet giraal effectenverkeer)* through a securities account with an institution associated with Euroclear Nederland.

"Common Share" means a Share of the class referred to as such in Article 4.2.

"Common Share B" means a Share of the class referred to as such in Article 4.2.

"Deposit Shares" *(girale aandelen)* means Common Shares which are included in the deposit system of the Act on deposit securities transactions *(Wet giraal effectenverkeer)*.

"Executive Board" means the executive board of the Company.

"Supervisory Board" means the supervisory board of the Company.

"Company" means the company the internal organization of which is governed by these Articles of Association.

1.2 **"in writing"** means transmitted by letter, telecopier, e-mail or any other electronic means of communication, provided the relevant message is legible and reproducible.

1.3 References in these Articles of Association to the meeting of holders of Shares of a particular class will be understood to mean the body of the Company consisting of the holders of Shares of the relevant class or (as the

case may be) a meeting of holders of Shares of the relevant class (or their representatives) and other persons entitled to attend such meetings.

1.4 References to "**Articles**" refer to articles which are part of these Articles of Association, except where expressly indicated otherwise.

CHAPTER II. NAME, OFFICIAL SEAT AND OBJECTS.

Article 2. Name and Official Seat.

2.1 The Company's name is:
AEGON N.V.

2.2 The official seat of the Company is in The Hague.

Article 3. Objects.

3.1 The objects of the Company are to incorporate, to acquire and alienate shares and interests in, to finance, to grant security for obligations of, to enter into general business relationships with, to manage, and to grant services to, legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

3.2 In achieving the aforesaid objects due regard will be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in the Company.

CHAPTER III. AUTHORIZED CAPITAL, SHARES, SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS.

Article 4. Authorized Capital and Shares.

4.1 The authorised capital of the Company amounts to one billion eighty million euro (EUR 1,080,000,000).

4.2 The authorised capital is divided into nine billion (9,000,000,000) Shares, each having a nominal value of twelve eurocents (EUR 0.12), divided into classes as follows:

- six billion (6,000,000,000) Common Shares; and
- three billion (3,000,000,000) Common Shares B.

4.3 All Shares will be registered Shares.

4.4 The financial rights attaching to a Common Share B are one-fortieth (1/40th) of the financial rights attaching to a Common Share; the financial rights attaching to the Shares of both classes are otherwise identical. The value or price of a Common Share B, for the purpose of Article 9.7, Article 13, Article 14A.3 or otherwise, will be determined as one-fortieth (1/40th) of the value or price of a Common Share. For such purposes, no account will be taken of the difference between Common Shares and Common Shares B in terms of the proportion between financial rights and voting rights.

Article 5. Share Certificates.

5.1 The Executive Board may resolve that Share certificates will be made available for Common Shares and/or Common Shares B.

5.2 The Share certificates of Shares will not be provided with dividend sheets. They will be made available on such conditions and for such numbers of Shares as the Executive Board will determine.

5.3 The Executive Board will determine the form and contents of the Share certificates with due observance of the provisions of these Articles of Association.

5.4 Each Share certificate will bear information identifying it as a Share certificate of a Common Share or of a Common Share B, and allowing it to be distinguished from other Share certificates. Share certificates will be signed by an Executive Board member and a Supervisory Board member, whose signatures may be in facsimile.

5.5 The Executive Board can provide that certificates of Shares will also be signed by one or more persons designated for this purpose by the Executive Board.

Article 6. Exchange of Share Certificates.

6.1 At the request of the Shareholder:

(a) certificates for Shares will be exchanged for certificates for Shares of different values whose total will together be the same as the Shares of the same kind; and

(b) certificates of Shares will be issued or taken back by the Company, the original entry in the register being maintained,

all of this being subject to the provisions in these Articles of Association.

6.2 The Executive Board may provide that the request must be made by the completing and signing of a form to be made available by the Company.

6.3 The transactions mentioned in Article 6.1 will be performed free of charge.

6.4 The transactions mentioned in Article 6.1 will not be performed until the Share certificates to be surrendered or exchanged, as the case may be, have been returned, with any appurtenant documents relating to such Share certificates.

Article 7. Duplicates of Share Certificates.

7.1 If one or more Share certificates are lost or have been damaged, stolen or destroyed, the Executive Board may, in accordance with conditions to be determined by it, issue duplicates of Share certificates.

7.2 The issue of such duplicates will render the corresponding original documents null and void in respect of the Company.

Article 7A. Deposit Shares.

7A.1 A Common Share will be designated a Deposit Share by means of transfer or issuance to Euroclear-Nederland or an institution associated with Euroclear-Nederland, together with a written statement indicating that the Share is a Deposit Share. The Deposit Share will be registered in the Company's register of Shareholders in the name of Euroclear-Nederland or the institution associated with Euroclear-Nederland concerned, together

with a written statement indicating that the Share is a Deposit Share.

7A.2 Euroclear-participants will not be registered in the Company's register of Shareholders.

7A.3 Deposit Shares cannot be delivered to Euroclear-participants, unless the Executive Board has given its consent thereto. The Executive Board will grant such consent in any event if the relevant request for delivery is made by a person who, as a result of the delivery, would become a direct holder of at least one per cent (1%) of the issued capital of the Company or who, as a result of the delivery, would increase such holding.

7A.4 The transfer of a Euroclear-participant's book-entry rights in respect of Deposit Shares will be effected in accordance with the provisions of the Act on deposit securities transactions. The same applies to the creation of a right of pledge and the creation or transfer of a usufruct in such book-entry rights.

Article 8. Register of Shareholders.

8.1 A register of Shares will be kept by or on behalf of the Company. The register may consist of various parts which may be kept in different places and each may be kept in more than one copy and in more than one place as determined by the Executive Board. The register will be kept up to date. In the register will be entered the names and the addresses referred to in Article 8.2 of all the holders of Shares, the amount paid on each Share and such other particulars as the Executive Board may determine. The entries in the register, as well as the amendments thereof, will be certified in a manner to be prescribed by the Executive Board. Article 2:85 of the Dutch Civil Code will apply to the register of Shareholders.

8.2 Every holder of a Share as well as each usufructuary and each pledgee of a Share is obliged to furnish its name and address to the Company in writing.

8.3 The Executive Board will set rules with respect to the signing of registrations and entries in the register of Shareholders.

8.4 The Executive Board will provide any holder of a Share as well as any usufructuary and pledgee of a Share with an extract on request and free of charge from the register of Shareholders showing its right to such Share.

CHAPTER IV. ISSUANCE OF SHARES.

Article 9. Resolution to Issue; Conditions of Issuance.

9.1 Shares may be issued pursuant to a resolution of the General Meeting. This competence concerns all non-issued Shares of the Company's authorized capital, except insofar as the competence to issue Shares is vested in the Executive Board in accordance with Article 9.2 hereof.

9.2 Shares may be issued pursuant to a resolution of the Executive Board, if and insofar as that board is designated competent to do so by the General Meeting. Such designation can be made each time for a maximum period of five years and can be extended each time for a maximum period of five years. A designation must determine the aggregate nominal value up to

which Shares may be issued pursuant to a resolution of the Executive Board. A resolution to make such designation must also determine how many shares of each class may be issued. A resolution of the General Meeting to designate the Executive Board as a body of the Company competent to issue Shares can only be withdrawn at the proposal of the Executive Board which has been approved by the Supervisory Board, unless provided otherwise in the resolution to make the designation.

9.3 A resolution of the General Meeting to issue Shares or to designate the Executive Board as a body of the Company competent to do so can only take place at the proposal of the Executive Board which has been approved by the Supervisory Board.

9.4 A resolution of the Executive Board to issue Shares requires the approval of the Supervisory Board.

9.5 If the Executive Board has been designated according to Article 9.2 by the General Meeting of Shareholders as body of the Company competent to issue Common Shares B, a General Meeting of Shareholders will be held within thirty days after such Common Shares B have been issued, in which General Meeting of Shareholders a statement concerning the reason(s) for such issue will be made by the Executive Board, unless such statement had already been made before at a meeting of Shareholders.

9.6 The foregoing provisions of this Article 9 apply by analogy to the granting of rights to subscribe for Shares, but do not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

9.7 The body of the Company resolving to issue Shares must determine the issue price and the other conditions of issuance in the resolution to issue. If duly respecting the principle set forth in Article 4.4, the body resolving to issue Common Shares B determines that the fair value of a Common Share B is lower than its nominal value, it may determine that the issue price will be equal to the nominal value of the Common Shares B concerned and that the balance between the nominal value and the lower fair value is charged to the reserves of the Company.

9.8 The Executive Board is authorized, with the approval of the Supervisory Board, within the scope of a merger of a Subsidiary, to issue Common Shares at the expense of a reserve insofar as the Executive Board has been designated by the General Meeting of Shareholders in accordance with Articles 9.2 and 10.2.

9.9 Without prejudice to the previous provisions of this Article 9 and the provisions of Article 2:96 subsection 2 of the Dutch Civil Code, the issuance of Common Shares B is subject to the prior approval of the meeting of holders of Common Shares B.

9.10 Article 9.9 does not apply in the event that Common Shares B are issued to a person holding all Common Shares B outstanding.

Article 10. Pre-emptive Rights.

10.1 Upon the issuance of Shares, each Shareholder will have pre-emptive rights in proportion to the aggregate nominal value of his Shares. A Shareholder will not have a pre-emptive right in respect of Shares issued against a non-cash contribution. Nor will the Shareholder have a pre-emptive right in respect of Shares issued to employees of the Company or of an affiliate within the meaning of Section 2:24b of the Dutch Civil Code.

10.2 Prior to each individual issuance, the pre-emptive rights may be restricted or excluded by a resolution of the General Meeting. However, with respect to an issue of Shares pursuant to a resolution of the Executive Board, the pre-emptive rights can be restricted or excluded pursuant to a resolution of the Executive Board if and insofar as that board is designated competent to do so by the General Meeting. The provisions of Articles 9.1, 9.2 and 9.4 of these Articles of Association apply by analogy.

10.3 A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate the Executive Board as a body of the Company competent to do so can only be adopted at the proposal of the Executive Board which has been approved by the Supervisory Board.

10.4 If a proposal is made to the General Meeting to restrict or exclude the pre-emptive rights, the reason for such proposal and the choice of the intended issue price must be set forth in the proposal in writing.

10.5 A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate the Executive Board as a body of the Company competent to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of the Company's issued capital is represented at the meeting.

10.6 When rights are granted to subscribe for Shares, the Shareholders will have pre-emptive rights in respect thereof; the foregoing provisions of this Article 10 apply by analogy. Shareholders will have no pre-emptive rights in respect of Shares issued to a person exercising a right to subscribe for Shares previously granted.

Article 11. Payment on Shares.

11.1 Upon issuance of a Share, the full nominal value thereof must be paid-up, as well as the difference between the two amounts if the Share is subscribed for at a higher price, without prejudice to the provisions of Section 2:80 subsection 2 of the Dutch Civil Code.

11.2 Payment for a Share must be made in cash insofar as no contribution in any other form has been agreed on.

11.3 The Executive Board is authorised to enter into legal acts relating to non-cash contributions and the other legal acts referred to in Section 2:94 of the Dutch Civil Code without the prior approval of the General Meeting, but subject to the approval of the Supervisory Board.

11.4 Payments for Shares and non-cash contributions are furthermore subject to the provisions of Sections 2:80, 2:80a, 2:80b and 2:94b of the Dutch Civil Code.

CHAPTER V. OWN SHARES; REDUCTION OF THE ISSUED CAPITAL.

Article 12. Own Shares.

12.1 When issuing Shares, the Company may not subscribe for its own Shares.

12.2 The Company is entitled to acquire its own fully paid-up Shares, or depositary receipts for Shares, provided either that no valuable consideration is given or that:

(a) the Company's equity, after the deduction of the acquisition price, is not less than the sum of the paid-up and called-up part of the issued capital and the reserves which must be maintained by virtue of the law; and

(b) the nominal value of the Shares which the Company acquires, holds, holds in pledge or which are held by a Subsidiary, does not exceed fifty per cent. (50%) of the Company's issued capital.

For the purpose of applying provision (a), the amount of equity shown in the last adopted balance sheet, reduced by the acquisition price of Shares or depositary receipts for Shares and further reduced by distributions of profits or at the expense of reserves to others, which have become due from the Company and its Subsidiaries after the balance sheet date, is decisive. An acquisition in accordance with this Article 12.2 is not permitted if more than six months have elapsed after the end of a financial year without the annual accounts having been adopted.

12.3 Acquisition for valuable consideration is permitted only if the General Meeting has authorized the Executive Board to do so. Such authorization will be valid for a period not exceeding eighteen months. The General Meeting must determine in the authorization the number of Shares or depositary receipts for Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. In addition, the approval of the Supervisory Board is required for any such acquisition.

12.4 The Company may, without authorization by the General Meeting, acquire its own Shares for the purpose of transferring such Shares to employees of the Company or of an affiliate within the meaning of Section 2:24b of the Dutch Civil Code under a scheme applicable to such employees, provided such Shares are quoted on the price list of a stock exchange.

12.5 Articles 12.2 and 12.3 do not apply to Shares or depositary receipts for Shares which the Company acquires by universal succession in title.

12.6 No voting rights may be exercised in the General Meeting with respect to any Share held by the Company or by a Subsidiary, or any Share for which the Company or a Subsidiary holds the depositary receipts.

12.7 No payments will be made on Shares which the Company holds in its own Share capital.

12.8 The Executive Board is authorized to alienate Shares held by the Company or depositary receipts for Shares, but only subject to the approval of the Supervisory Board.

12.9 Own Shares and depositary receipts for Shares are furthermore subject to the provisions of Sections 2:89a, 2:95, 2:98, 2:98a, 2:98b, 2:98c, 2:98d and 2:118 of the Dutch Civil Code.

Article 13. Reduction of the Issued Capital.

13.1 The General Meeting may, but only at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve to reduce the Company's issued capital:

(a) by cancellation of Shares; or

(b) by reducing the nominal value of Shares by amendment of the Articles of Association.

The Shares in respect of which such resolution is passed must be designated therein and provisions for the implementation of such resolution must be made therein.

13.2 A resolution to cancel Shares may relate to Shares held by the Company itself or for which it holds the depositary receipts, or all Common Shares B.

13.3 Reduction of the nominal value or cancellation of Common Shares B can only be effected with the approval of the meeting of holders of Common Shares B.

13.4 A reduction of the issued capital of the Company is furthermore subject to the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code.

CHAPTER VI. TRANSFER OF SHARES; USUFRUCT IN SHARES AND PLEDGING OF SHARES; DEPOSITARY RECEIPTS FOR SHARES.

Article 14. Transfer of Shares.

14.1 The transfer of a Share requires an instrument intended for such purpose and, save when the Company itself is a party to such legal act, the written acknowledgement by the Company of the transfer. The acknowledgement must be made in the instrument or by a dated statement of acknowledgement on the instrument or on a copy or extract thereof and signed as a true copy by a civil law notary or the transferor. Official service of such instrument or such copy or extract on the Company is considered to have the same effect as an acknowledgement.

14.2 Except for the provisions of Article 14.3, and without prejudice to the provisions of Article 14A, any transfer of Shares may only take place with the prior consent of the Supervisory Board. The Supervisory Board may attach to its consent such conditions as it deems desirable or necessary.

14.3 The consent referred to in Article 14.2 shall not be required in the case of:

(a) a transfer of Shares for which no Share certificates are outstanding;

and

(b) a transfer of Shares for which Share certificates are outstanding, provided the deed designated for a transfer as shown on the back of the Share certificate(s) - or a separate deed corresponding to the text thereof - has been filled in and has been signed by or on behalf of the transferor.

14.4 Without prejudice to the provisions of Article 14.1, the transfer of Shares for which Share certificates are outstanding can only take place if the Share certificate(s) is/are surrendered to the Company at the same time. As proof of the acknowledgement of the transfer, the acknowledgement will be noted on that/those document(s) or that/those document(s) will be replaced with one or more Share certificates in the name of the acquirer, all by or on behalf of the Company.

14.5 The provisions of Article 14.1 also apply to the transfer of a Share in the event of a sale by execution as well as to the allotment of a Share due to partition of communal property.

Article 14A. Transfer Restriction concerning Common Shares B.

14A.1 Common Shares B can only be transferred with the prior approval of the Supervisory Board.

14A.2 An application for approval must be made in writing and addressed to the Company, for the attention of the Supervisory Board. It must state the number of Common Shares B the applicant wishes to transfer and the person to whom the applicant wishes to transfer the Common Shares B concerned.

14A.3 The Supervisory Board must respond to the request within three months from receipt. If it refuses to grant the approval requested, it must inform the applicant of another person who is prepared to purchase the Common Shares B concerned against payment in cash. If that other person and the applicant do not reach agreement on the amount of the purchase price, it will be determined by one or more experts designated by the Supervisory Board, taking due account of the principle set forth in Article 4.4.

Article 15. Usufruct in Shares and Pledging of Shares; Depositary Receipts for Shares.

15.1 The provisions of Article 14.1 and Article 14.4, first sentence, of these Articles of Association apply by analogy to the creation or transfer of a usufruct in and to the pledging of Shares. If a Share certificate has been issued, the acknowledgement may only take place by a statement to this effect on the document. Shares may also be pledged without acknowledgement by or service on the Company. In such case, Section 3:239 of the Dutch Civil Code applies by analogy, substituting acknowledgement by or service on the Company for the notification referred to in subsection 3 of said statutory provision.

15.2 No voting rights accrue to the pledgee for Shares which have been pledged.

15.3 The relevant statutory provisions apply to the rights of holders of depositary receipts issued with the cooperation of the Company and of usufructuaries and pledgees of Shares holding corresponding rights.

CHAPTER VII. THE EXECUTIVE BOARD.

Article 16. Executive Board Members.

16.1 The number of Executive Board members will be determined by the Supervisory Board after consultation with the Executive Board.

16.2 The Supervisory Board appoints a chairman and may grant him the title of president and, if deemed necessary, a vice-chairman and grant him the title of vice-president, from among the Executive Board members.

16.3 The Company pursues a policy in the field of the remuneration of the Executive Board. This policy is determined by the General Meeting; the Supervisory Board will make a proposal to that end. The remuneration policy will include at least the subjects described in Sections 2:383c through 2:283e of the Dutch Civil Code, to the extent these subjects concern the Executive Board.

The Supervisory Board will establish the remuneration and further conditions of employment for each Executive Board member with due observance of the aforementioned policy. With respect to arrangements in the form of Shares and/or rights to subscribe for Shares, the Supervisory Board will submit a proposal for approval to the General Meeting. This proposal must at least state the number of Shares or rights to subscribe for Shares that can be assigned to the Executive Board as well as the criteria for assignment and amendment.

Executive Board members are entitled to an indemnity from the Company and D&O insurance, in accordance with the provisions of Article 28A.

Article 17. Appointment, suspension and removal of Executive Board members.

17.1 Executive Board members will be appointed by the General Meeting of Shareholders.

17.2 The Supervisory Board will nominate one or more candidates for each vacant seat and, if no Executive Board members are in office, it will do so as soon as reasonably possible.

17.3 A nomination or notification to appoint an Executive Board member will state the candidate's age and the positions he holds or has held, insofar as these are relevant for the performance of the duties of an Executive Board member. The nomination and notification must state the reasons on which they are based.

17.4 If the nomination by the Supervisory Board with respect to a vacant seat consists of a list of two or more candidates, such list is binding and the vacant seat must be filled by election of a person from the binding list of

candidates. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the Company's issued capital, resolve that such list is not be binding.

A resolution of the General Meeting of Shareholders to appoint an Executive Board member other than in accordance with a binding or non-binding nomination by the Supervisory Board requires at least two-thirds of the votes cast representing more than one-half of the Company's issued capital.

17.5 At a General Meeting of Shareholders, votes in respect of the appointment of an Executive Board member, can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding or non-binding nomination at a next meeting.

17.6 An Executive Board member will retire not later than the day on which the annual General Meeting of shareholders is held in the fourth calendar year after the calendar year in which such member was last appointed. An Executive Board member who retires in accordance with the previous provision is immediately eligible for reappointment.

17.7 Each Executive Board member may be suspended or removed by the General Meeting of Shareholders at any time. A resolution of the General Meeting of Shareholders to suspend or remove an Executive Board member, other than pursuant to a proposal by the Supervisory Board, requires at least two-thirds of the votes cast representing more than one-half of the Company's issued capital. An Executive Board member may also be suspended by the Supervisory Board. A suspension by the Supervisory Board may, at any time, be discontinued by the General Meeting of Shareholders.

17.8 Any suspension may be extended one or more times, but may not last longer than three months in aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension will end.

Article 18. Duties, Decision-making Process and Allocation of Duties.

18.1 The Executive Board is entrusted with the management of the Company.

18.2 The Executive Board may establish rules regarding its decision-making process and working methods. In this context, the Executive Board may also determine the duties for which each Executive Board member is particularly responsible. The Supervisory Board may decide that such rules and allocation of duties be set forth in writing and that such rules and allocation of duties are subject to its approval.

18.3 Executive Board resolutions at all times may be adopted in writing,

provided the proposal concerned is submitted to all Executive Board members then in office and none of them objects to this manner of adopting resolutions. Adoption of resolutions in writing will be effected by written statements from all Executive Board members then in office.

Article 19. Representation; Conflicts of Interest.

19.1 The Executive Board is authorized to represent the Company. Each Executive Board member individually is also authorized to represent the Company.

19.2 The Executive Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The authority of an officer thus appointed may not extend to any transaction where the Company has a conflict of interest with the officer concerned or with one or more Executive Board members.

19.3 In the event of a conflict of interest between the Company and an Executive Board member, the Supervisory Board may appoint a member of the Executive Board or a member of the Supervisory Board to represent the Company.

Article 20. Approval of Executive Board Resolutions.

20.1 The Executive Board requires the approval of the General Meeting for resolutions entailing a significant change in the identity or character of the Company or its business, in any case concerning:

(a) the transfer of (nearly) the entire business of the Company to a third party;

(b) entering into or terminating a long term cooperation between the Company or a Subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company;

(c) acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one third of the sum of the assets of the Company according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of the Company, by the Company or a Subsidiary.

20.2 The Executive Board shall need the approval of the Supervisory Board for resolutions concerning:

(a) the issuance and acquisition of Shares of the Company and debentures chargeable to the Company and of debentures chargeable to a limited partnership or general partnership in which the Company is a fully liable partner;

(b) cooperation in the issuance of depositary receipts;

(c) the application for admission of the securities under (a) and (b) above to a regulated market or multilateral trading facility as referred to in Section 1:1 of the Dutch Financial Supervision Act *(Wet op het financieel toezicht)* or a comparable regulated market or multilateral trading facility system from a state that is not a member state, or, as the case may be, the cancellation of such admission;

(d) entering into or terminating a long term cooperation between the Company or a Subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company;

(e) participation by the Company or a Subsidiary in the capital of another company if the value of such participation is at least one quarter of the amount of the issued capital plus reserves of the Company according to its balance sheet and explanatory notes, as well as significantly increasing or reducing such participation on the Company's balance sheet thereto;

(f) investments in an amount equal to at least one quarter of the issued capital plus reserves of the Company according to its balance sheet and explanatory notes;

(g) a proposal for an amendment of these Articles of Association;

(h) a proposal for the dissolution of the Company;

(i) a petition in bankruptcy and a petition for a moratorium on the payment of indebtedness;

(j) the termination of service of a substantial number of employees of the Company or of a Subsidiary at the same time or within a short period of time;

(k) a significant change in the employment terms of a substantial number of employees of the Company or of a Subsidiary; and

(l) a proposal for a legal merger of demerger.

20.3 The Supervisory Board is entitled to require further resolutions of the Executive Board to be subject to its approval. Such further resolutions must be clearly specified and notified to the Executive Board in writing.

20.4 The absence of approval by the General Meeting or the Supervisory Board, respectively, of a resolution as referred to in Article 20.1, Article 20.2 (except for Article 20.2 under (l)) or Article 20.3 will not affect the authority of the Executive Board or its members to represent the Company.

Article 21. Vacancy or Inability to Act.

21.1 If a seat on the Executive Board is vacant or an Executive Board member is unable to perform his duties, the remaining Executive Board member or members will be temporarily entrusted with the management of the

Company.

21.2 If all seats on the Executive Board are vacant or all Executive Board members, are unable to perform their duties, the management of the Company will be temporarily entrusted to the Supervisory Board, which has the authority to temporarily entrust the management of the Company to one or more Supervisory Board members and/or one or more other persons.

CHAPTER VIII. THE SUPERVISORY BOARD.

Article 22. Supervisory Board Members; Eligibility.

22.1 The Company will have a Supervisory Board.

22.2 The number of Supervisory Board members will be determined by the Supervisory Board and will be at least seven. If the number of Supervisory Board members is less than seven, the Supervisory Board will take measures forthwith to increase the number of members, with due observance of the provisions of Article 23.

22.3 In the year in which a person reaches the age of seventy years or over, he/she is no longer eligible for appointment as Supervisory Board member, unless the Supervisory Board has decided otherwise with respect to the person concerned.

22.4 The remuneration of each Supervisory Board member will be fixed by the General Meeting of Shareholders and will not be dependent upon the profit of the Company. The Supervisory Board members are be entitled to an indemnity from the Company and D&O insurance, in accordance with the provisions of Article 28A.

Article 23. Appointment, suspension and removal of Supervisory Board members.

23.1 Supervisory Board members will be appointed by the General Meeting of Shareholders.

23.2 The Supervisory Board will nominate one or more candidates for each vacant seat.

23.3 If the nomination by the Supervisory Board with respect to a vacant seat consists of a list of two or more candidates, such list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the Company's issued capital, resolve that such list is not binding.

A resolution of the General Meeting of Shareholders to appoint a Supervisory Board member other than in accordance with a binding or non-binding nomination by the Supervisory Board requires at least two-thirds of the votes cast representing more than one-half of the Company's issued capital.

23.4 At a General Meeting of Shareholders, votes in respect of the appointment

of a Supervisory Board member can only be cast for candidates named in the agenda of the meeting or the explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding or non-binding nomination at a next meeting.

23.5 A nomination or recommendation to appoint a Supervisory Board member will state the candidate's age, his profession, the number of shares he holds in the capital of the Company and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Supervisory Board member. Furthermore, the names of the legal entities of which he is also a member of their supervisory boards must be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The nomination or recommendation must state the reasons on which it is based.

23.6 Each Supervisory Board member may be suspended or removed by the General Meeting of Shareholders at any time. A resolution of the General Meeting of Shareholders to suspend or remove a Supervisory Board member other than pursuant to a proposal by the Supervisory Board requires at least two-thirds of the votes cast representing more than one-half of the Company's issued capital.

23.7 Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension ends.

Article 24. Retirement of Supervisory Board members.

The Supervisory Board members will retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. However, a Supervisory Board member will retire not later than the day on which the annual General Meeting of Shareholders is held in the fourth calendar year after the calendar year in which such member was last appointed. A Supervisory Board member who retires in accordance with the previous provision is immediately eligible for reappointment, except as provided under Article 22.3.

Article 25. Duties and powers.

25.1 It is the duty of the Supervisory Board to supervise the management of the Executive Board and the general course of affairs of the Company and the business connected with it. The Supervisory Board will assist the Executive Board by giving advice. In performing their duties, the Supervisory Board members will act in accordance with the interests of the Company and its business.

25.2 The Supervisory Board may provide that one or more of its members, whether or not accompanied by an expert as referred to in Article 25.3, has access to the Company's premises and is authorized to inspect its books,

correspondence and other documents, and take cognizance of the acts and operations that have taken place.

The Supervisory Board may also decide that only certain of the rights set forth in the preceding sentence may be exercised.

25.3 In the accomplishment of its duties, the Supervisory Board may call upon the assistance or advice of one or more experts to be appointed by it for a fee to be agreed upon with the Supervisory Board, which fee shall be chargeable to the Company.

Article 26. Chairman and Vice-Chairman.

26.1 The Supervisory Board will elect a chairman and a vice-chairman from among its members.

26.2 If the chairman and the vice-chairman are absent or prevented from attending a meeting, one of the other Supervisory Board members, to be designated by the Supervisory Board, will act as chairman.

Article 27. Meetings; Decision-making Process.

27.1 The Supervisory Board will meet whenever the chairman or at least two members deem it desirable. The chairman or his substitute will preside over the meeting and minutes will be kept of the proceedings. The Executive Board members will attend the meetings unless the Supervisory Board expresses its wish to meet separately.

27.2 At the meeting of the Supervisory Board, resolutions must be adopted by an absolute majority of the votes cast at the meeting.

27.3 At a meeting, the Supervisory Board may only pass valid resolutions if at least half of the Supervisory Board members then in office are present or represented.

27.4 In the event of a tie in voting the chairman will have a deciding vote, but only if more than two Supervisory Board members are present.

27.5 The Supervisory Board may adopt a resolution by written consent without a meeting, provided that the proposed resolution has been submitted to all the Supervisory Board members, none of them opposes this manner of adopting a resolution and the majority of the members have voted in favour of the proposed resolution.

27.6 At the first meeting of the Supervisory Board, held after the members adopted a resolution without a meeting set forth in Article 27.5, the chairman of that meeting will communicate the result of the voting.

27.7 A resolution of the Supervisory Board must be evidenced by a document setting forth such resolution and signed by the chairman or, if he is absent or prevented from attending the meeting or if there is no chairman, by one of the other Supervisory Board members.

Article 28. Committees.

28.1 The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, which will

have the responsibilities specified by the Supervisory Board.

28.2 The composition of any such committee will be determined by the Supervisory Board.

28.3 The General Meeting of Shareholders may grant additional compensation to the members of the committee(s) for their service on the committee(s).

Article 28A. Indemnity and insurance.

28A.1 To the extent permissible by law, the Company will indemnify and hold harmless each member of the Executive Board and of the Supervisory Board, both former members and members currently in office (each of them, for the purpose of this Article 28A only, an "**Indemnified Person**"), against any and all liabilities, claims, judgments, fines and penalties ("**Claims**") incurred by the Indemnified Person as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each, a "**Legal Action**"), brought by any party other than the Company itself or its Group Companies, in relation to acts or omissions in or related to his capacity as an Indemnified Person. Claims will include derivative actions brought on behalf of the Company or its Group Companies against the Indemnified Person and claims by the Company (or any of its Group Companies) itself for reimbursement for claims by third parties on the ground that the Indemnified Person was jointly liable toward that third party in addition to the Company.

28A.2 The Indemnified Person will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Indemnified Person has been adjudged to be liable for wilful misconduct *(opzet)* or intentional recklessness *(bewuste roekeloosheid)*.

28A.3 Any expenses (including reasonable attorneys' fees and litigation costs) (collectively, "**Expenses**") incurred by the Indemnified Person in connection with any Legal Action will be settled or reimbursed by the Company, but only upon receipt of a written undertaking by that Indemnified Person that he will repay such Expenses if a competent court in an irrevocable judgment has determined that he is not entitled to be indemnified. Expenses will be deemed to include any tax liability which the Indemnified Person may be subject to as a result of his indemnification.

28A.4 Also in case of a Legal Action against the Indemnified Person by the Company itself or its Group Companies, the Company will settle or reimburse to the Indemnified Person his reasonable attorneys' fees and litigation costs, but only upon receipt of a written undertaking by that Indemnified Person that he will repay such fees and costs if a competent court in an irrevocable judgment has resolved the Legal Action in favour of the Company or the relevant Group Company rather than the Indemnified

Person.

28A.5 The Indemnified Person will not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the Company's prior written authorisation. The Company and the Indemnified Person will use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims, but in the event that the Company and the Indemnified Person fail to reach such agreement, the Indemnified Person will comply with all directions given by the Company in its sole discretion, in order to be entitled to the indemnity contemplated by this Article 28A.

28A.6 The indemnity contemplated by this Article 28A does not apply to the extent Claims and Expenses are reimbursed by insurers.

28A.7 The Company will provide for and bear the cost of adequate insurance covering Claims against sitting and former Executive Board members and sitting and former Supervisory Board members ("**D&O insurance**"), unless such insurance cannot be obtained at reasonable terms.

28A.8 This Article 28A can be amended without the consent of the Indemnified Persons as such. However, the indemnity provided herein nevertheless continues to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Indemnified Person during the periods in which this clause was in effect.

CHAPTER IX. FINANCIAL YEAR AND ANNUAL ACCOUNTS; CERTIFIED PUBLIC ACCOUNTANT; PROFITS AND DISTRIBUTIONS.

Article 29. Financial Year and Annual Accounts.

29.1 The Company's financial year is the calendar year.

29.2 Annually, not later than four months after the end of the financial year, the Executive Board will prepare annual accounts, and deposit the same for inspection by the Shareholders at the Company's office. Within the same period, the Executive Board will also deposit the annual report for inspection by the Shareholders.

29.3 The annual accounts will consist of the individual accounts including a balance sheet, a profit and loss account with explanatory notes, and the consolidated annual accounts.

29.4 The annual accounts must be signed by the Executive Board members and the Supervisory Board members. If the signature of one or more of them is missing, this will be stated and reasons for this omission will be given.

29.5 Annually, the Supervisory Board will prepare a report, which will be enclosed with the annual accounts and the annual report.

29.6 The Company must ensure that the annual accounts, the annual report, the report of the Supervisory Board and the information to be added by virtue of the law are kept at its office as of the day on which notice of the annual General Meeting of Shareholders is given. Shareholders may inspect the

documents at that place and obtain a copy free of charge.

29.7 The annual accounts, the annual report and the information to be added by virtue of the law are furthermore subject to the provisions of Book 2, Title 9, of the Dutch Civil Code.

Article 30. Certified public accountant.

30.1 The General Meeting of Shareholders will commission a certified public accountant or an organization in which certified public accountants cooperate, as referred to in Section 2:393 subsection 1 of the Dutch Civil Code (both hereinafter referred to as the accountant) to examine the annual accounts drawn up by the Executive Board in accordance with the provisions of Section 2:393 subsection 3 of the Dutch Civil Code.

30.2 The accountant is entitled to inspect all of the Company's books and documents and is prohibited from divulging anything shown or communicated to him regarding the Company's affairs except insofar as required to fulfil his mandate. His fee is chargeable to the Company.

30.3 The accountant will present a report on his examination to the Supervisory Board and to the Executive Board. In this he will address at a minimum his findings concerning the reliability and continuity of the automated data processing system.

The accountant will report on the results of his examination, in an auditor's statement, regarding the accuracy of the annual accounts.

30.4 The annual accounts cannot be adopted if the General Meeting of Shareholders has not been able to review the auditor's statement from the accountant, which statement must have been added to the annual accounts, unless the particulars to be added state a legal reason why the statement has not been provided.

Article 31. Adoption of the Annual Accounts and Release from Liability.

31.1 The General Meeting will adopt the annual accounts.

31.2 At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, it will be separately proposed that the Executive Board members and the Supervisory Board members be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts.

Article 32. Profits and Distributions.

32.1 If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to increase and/or form reserves.

32.2 Distributions may be made only insofar as the Company's equity exceeds the amount of the paid in and called up part of the issued capital, increased by the reserves which must be kept by virtue of the law or these Articles of Association.

32.3 Distributions are made in accordance with the principle set forth in Article 4.4.

32.4 The profits remaining after application of Article 32.1 shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.

32.5 Provided it appears from an interim statement of assets signed by the Executive Board that the requirement mentioned in Article 32.2 concerning the position of the Company's assets has been fulfilled, the Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the Shareholders.

32.6 The Executive Board may, subject to the approval of the Supervisory Board, decide that a distribution on Shares shall not take place as a cash payment but as a payment in Common Shares, or decide that the Shareholders shall have the option to receive a distribution as a cash payment and/or as a payment in Common Shares, out of the profit and/or at the expense of reserves, provided that the Executive Board is designated by the General Meeting pursuant to Articles 9.2 and 9.3. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions applicable to the aforementioned choices.

32.7 The Company's policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

Article 33. Dividend payments; Entitlement.

33.1 A distribution will be declared and paid as of a day designated to this end by the Executive Board.
Different days may be designated for this purpose for Shares for which Share certificates have been issued and for Shares for which no Share certificates have been issued. Each day which has been so designated will be announced in accordance with regulations applicable to the Company.

33.2 A party in whose name the Share is registered in the register of Shareholders, on the record date set by the Executive Board, is entitled to a distribution on a Share for which no Share certificate has been issued, or on a Share for which a Share certificate has been issued.

33.3 Different times may be designated for the Shares referred to in Article 33.2. Each time which has been so designated will be announced in accordance with regulations applicable to the Company.

33.4 The Executive Board may decide, subject to the approval of the Supervisory Board, that the payment of a distribution in cash on Common Shares for

which Share certificates have been issued and which are traded on an exchange or similar institution in a country other than the Netherlands with the cooperation of the Company, will take place in the currency of that country unless the Company cannot do so owing to government measures or other circumstances beyond its control. If, in accordance with the provisions of the preceding sentence, a distribution is paid in a foreign currency, it will be converted for this purpose at the exchange rate current on the exchange in Amsterdam on a day, designated and announced by the Executive Board, which day will not fall before the day on which the distribution is approved, nor after the payment day set for the Shares in question in accordance with the provisions of Article 33.1.

33.5 Dividends and other distributions which have not been claimed within five years of the first day upon which they were made payable will revert to the Company.

33.6 For all dividends and other distributions in respect of a Share that is part of a collective deposit or a book-entry deposit under the Dutch Security Depositary Act, the Company will be discharged from all obligations towards the Euroclear-participant by placing those dividends or other distributions at the disposal of, or at the instruction of, the relevant institution associated with Euroclear Nederland.

CHAPTER X. THE GENERAL MEETING.

Article 34. Annual General Meeting of Shareholders.

34.1 Each year, though not later than in the month of June, a General Meeting of Shareholders will be held.

34.2 The agenda of such meeting will include the following subjects for discussion:

(a) discussion of the annual report;

(b) discussion and adoption of the annual accounts;

(c) dividend proposal (if applicable);

(d) appointment of an external auditor;

(e) other subjects presented for discussion by the Supervisory Board or the Executive Board and announced with due observance of the provisions of these Articles of Association, as for instance (i) release of the Executive Board members and Supervisory Board members from liability; (ii) discussion of the policy on reserves and dividends; (iii) designation of a body of the Company competent to issue Shares; and/or (iv) authorisation of the Executive Board to make the Company acquire own Shares or depositary receipts for Shares.

Article 35. Extraordinary General Meeting of Shareholders.

Other General Meetings of Shareholders will be held whenever the Supervisory Board or the Executive Board deems such to be necessary, without prejudice to the provisions of Sections 2:108a, 2:110, 2:111 and 2:112 of the Dutch Civil

Code.

Article 36. Notice and agenda of meetings.

36.1 Notice of General Meetings of Shareholders will be given by the Supervisory Board or the Executive Board.

36.2 Notice of the meeting will be given no later than the fifteenth day prior to the date of the meeting or such longer notice period as the law may prescribe.

36.3 The announcement will state the subjects to be dealt with or will state that the Shareholders may look at them at the offices of the Company. It will also state that the documents pertaining to the agenda are available to the Shareholders free of charge at the offices of the Company in The Hague and at an admitted institution as defined in the General Rules for the Euronext Amsterdam Stock Market.

36.4 Shareholders who, alone or jointly, represent at least one percent (1%) of the issued capital or whose Shares, alone or jointly, are worth at least one hundred million euro (EUR 100,000,000)[1] according to the Official Price List of Euronext Amsterdam N.V. (or any publication replacing it), will have the right to request the Executive Board or the Supervisory Board to place items on the agenda of the General Meeting of Shareholders.
These requests will be honoured by the Executive Board or the Supervisory Board under the conditions:

(a) that important Company interests do not dictate otherwise; and
(b) that the request is received by the chairman of the Executive Board or the chairman of the Supervisory Board in writing at least sixty (60) days before the date of the General Meeting of Shareholders.

36.5 The notice will state the requirements for admittance to the meeting as described in Articles 40.2, 40.3 and 40.4.

36.6 The notice will be given in the manner stated in Article 43.

Article 37. Venue of Meetings.

General meetings of shareholders can be held in Amsterdam, The Hague, Haarlemmermeer (including Schiphol Airport), Leidschendam, Rijswijk (ZH), Rotterdam or Voorburg, at the choice of the corporate body that calls the meeting.

Article 38. Chairman of the Meeting.

38.1 The General Meetings of Shareholders will be presided over by the chairman of the Supervisory Board or his replacement. However, the Supervisory Board may also appoint another chairman to preside over the meeting. The chairman of the meeting will have all powers necessary to ensure the proper and orderly functioning of the General Meeting of Shareholders.

38.2 If the chairmanship of the meeting is not provided for in accordance with

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[1] *As long as the Dutch Civil Code provides for a threshold of 50 million euro in market value (s. 2:114a(2) DCC), it shall prevail over the higher threshold in the articles of association.*

Article 38.1, the meeting will itself elect a chairman, provided that so long as such election has not taken place, the chairmanship will be held by an Executive Board member designated for that purpose by the Executive Board members present at the meeting.

Article 39. Minutes.

39.1 Minutes will be kept of the proceedings at the General Meeting of Shareholders by a secretary to be appointed by the chairman, which will be adopted by the chairman and the secretary and will be signed by them as evidence thereof.

39.2 However, the chairman may determine that notarial minutes will be prepared of the proceedings of the meeting. In that case the co-signature of the chairman will be sufficient.

Article 40. Rights at Meetings and Admittance.

40.1 Each shareholder is authorised, either in person or represented by a representative authorized in writing, to take part in, to speak at, and to the extent applicable, to exercise his voting rights in the general meeting of shareholders. The provisions of this Article 40 concerning shareholders apply by analogy to other persons referred to in Article 15.3, to the extent they are entitled to voting rights and/or the right to attend General Meetings of Shareholders.

40.2 The Executive Board is authorized to decide that with respect to a General Meeting of Shareholders a time of record will be applied on the basis of which it will be determined in accordance with Section 2:119 of the Dutch Civil Code which persons are deemed to be the Shareholders for the purpose of Article 40.1. The time of record and the manner in which Shareholders can register and exercise their rights will be set out in the notice of the meeting.

40.3 Pursuant to the filing of a written statement issued for that purpose by an institution associated with Euroclear, a Euroclear-participant will be considered a Shareholder in respect of entitlement to attend the General Meeting of Shareholders and to exercise voting rights. Such statement must indicate that the person named therein is entitled through the institution associated with Euroclear concerned to the number of Deposit Shares stated and that such person will retain such entitlement until the end of the meeting. However, if Article 40.2 is applied , the statement must indicate that on the date specified in that Article the person named therein is entitled, through the institution associated with Euroclear concerned, to the number of Deposit Shares stated.

The statement must be filed on time, at such place as stated in the notice of the meeting. The final date for filing the statement will be specified in the notice of the meeting; this date will not be earlier than the seventh day prior to the date of the meeting. The receipt issued in respect of this filing will

serve as an entry permit for the meeting.

40.4 Shareholders or their proxies, as the case may be, will only be admitted to the meeting if they have notified the Company of their intention to attend the meeting, in writing, at the address and, by the date specified in the notice of meeting.

Insofar as certificates have been issued for their Shares, holders must state the distinctive number(s) of their Share certificate(s). In respect of their Shares, they will only be admitted to the meeting if the Shares in question are registered in their name on the date determined in accordance with Article 40.2. or, if no such date has been determined, on the date of the General Meeting. The proxy is also required to produce written evidence of his mandate.

40.5 The Executive Board is authorized to determine that the rights in respect of a General Meeting of Shareholders as referred to in Article 40.1 can be exercised by using an electronic means of communication. If so decided, it will be required that the Shareholder or his proxy holder can be identified through the electronic means of communication, follow the discussions in the meeting and exercise the voting right. The Executive Board may also determine that the electronic means of communication used must allow the Shareholder or his proxy holder to participate in the discussions.

40.6 The Executive Board may determine further conditions to the use of electronic means of communication as referred to in Article 40.5. Such further conditions will be set out in the notice of the meeting. The foregoing does, however, not restrict the authority of the chairman of the meeting to take such action as he deems fit in the interest of the meeting being conducted in an orderly fashion. Any non or malfunctioning of the means of electronic communication used is at the risk of the Shareholder using the same.

40.7 The company secretary will arrange for the keeping of an attendance list in respect of each General Meeting of Shareholders. The attendance list will contain in respect of each Shareholder present or represented: his name, the number of votes that can be exercised by him and, if applicable, the name of his representative. The attendance list will furthermore contain the aforementioned information in respect of persons who participate in the meeting in accordance with Article 40.5 or which have cast their votes in the manner referred to in Article 41.3. The Company is authorized to apply such verification procedures as it reasonably deems necessary to establish the identity of Shareholders and, where applicable, the identity and authority of representatives.

40.8 The Supervisory Board members and Executive Board members will have the right to attend the General Meeting of Shareholders in person and to address the meeting. They will have the right to give advice in the meeting.

Also, the external auditor of the Company is authorized to attend and address the General Meetings of Shareholders.

40.9 The chairman of the meeting will decide upon the admittance to the meeting of persons other than those aforementioned in this Article 40.

Article 41. Adoption of Resolutions and voting power.

41.1 Each Share confers the right to cast one vote.

However, a holder of Common Shares B must enter in a voting rights agreement with the Company providing that, save if exercising more votes is consistent with the terms of that voting rights agreement, it will only cast one vote for every forty (40) Common Shares B it holds. The Company will make such voting rights agreement publicly available on its corporate website. If, with respect to a particular vote at a General Meeting of Shareholders, a holder of Common Shares B intends to exercise more than one vote for every forty (40) Common Shares B that holder holds, it will inform the meeting of such intention prior to the vote being taken and observe the provisions of the voting rights agreement concerned.

41.2 At the General Meeting of Shareholders, all resolutions must be adopted by an absolute majority of the valid votes cast, except in those cases in which the law or these Articles of Association require a greater majority.

41.3 In the event the Executive Board exercises the authority under article 40.2, the Executive Board may determine that votes cast prior to the General Meeting of Shareholders by electronic means of communication, are equated with votes cast at the time of the general meeting. Such votes may not be cast before the day of registration referred to in article 40 2.

Without prejudice to the provisions of article 40 the notice convening the General Meeting of Shareholders states how Shareholders may exercise their rights prior to the meeting.

41.4 Blank votes will be regarded as not having been cast.

41.5 The chairman of the meeting will decide whether and to what extent votes are taken orally, in writing, electronically or by acclamation.

41.6 If in the election of persons no absolute majority of the valid votes cast at the meeting is obtained, a new vote will be taken after an intermediate vote, if necessary, on the two persons who received the greatest and the next greatest number of votes in the first such meeting. The person who receives the greatest number of votes at the new vote will be elected. If there is an equality of votes in this case, lots will be drawn.

41.7 In the case of a voting tie regarding resolutions not concerning persons the proposal will be rejected.

41.8 When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or what portion of the Company's issued capital is represented, no account will be taken of Shares for which no votes can be cast by law. Furthermore, in so far as permitted by law,

Common Shares B are only taken into account so far as the voting rights attached thereto are actually exercisable, excluding for this purpose votes not permitted to be cast pursuant to a voting rights agreement as referred to in Article 41.1.

Article 42. Meetings of Holders of Shares of a particular Class.

42.1 Meetings of holders of Shares of a particular class will be held whenever the Executive Board or the Supervisory Board calls such meetings. The provisions of Articles 36 through 41 apply by analogy.

42.2 A meeting of holders of Common Shares B at which all outstanding Common Shares B are represented may, only pursuant to a proposal by the Executive Board and subject to the approval of the Supervisory Board, also if the provisions of Article 42.1 have not been observed, pass valid resolutions, provided they are passed unanimously.

Article 43. Notices and Announcements.

43.1 Notice of General Meetings of Shareholders will be given in accordance with the requirements of law and the requirements of regulation applicable to the Company pursuant to the listing of its Shares on the stock exchange of Euronext Amsterdam N.V.

43.2 To the extent permitted by law and the aforementioned regulation, the Company may give notice of meetings through the website of the Company and/or through other means of electronic public announcement, and to give notice to Shareholders in writing at the address which the Shareholder has given to the Company for that purpose. Unless the opposite is evident, the provision of an electronic mail address by a Shareholder to the Company will constitute evidence of that Shareholder's consent with the sending of notices electronically.

43.3 The provisions of Articles 43.1 and 43.2 apply by analogy to other announcements, notices and notifications to Shareholders , and to announcements, notices and notifications to persons with rights as referred to in Article 15.

CHAPTER XI. AMENDMENT OF THE ARTICLES OF ASSOCIATION AND DISSOLUTION.

Article 44. Resolution to Amend of Articles of Association and Dissolution.

44.1 The General Meeting of Shareholders may pass a resolution, proposed by the Executive Board, and approved by the Supervisory Board, to amend the Articles of Association or to dissolve the Company, with an absolute majority of the votes cast.

Any such proposal must be stated in the notice of the General Meeting of Shareholders.

44.2 In the event of a proposal to the General Meeting of Shareholders to amend the Articles of Association, a copy of such proposal containing the verbatim text of the proposed amendment will be deposited at the Company's office

in The Hague and at the office of an "admitted institution" within the meaning of the General Rules for the Euronext Amsterdam Stock Market, for inspection by any Shareholder, until the end of the meeting. Furthermore, a copy of the proposal will be made available free of charge to any Shareholder from the day it was deposited until the day of the meeting.

44.3 A resolution of the General Meeting of Shareholders to amend these Articles of Association which has the effect of reducing the rights attributable to holders of Shares of a particular class, is subject to approval of the meeting of holders of Shares of that class.

Article 45. Liquidation.

45.1 In the event of the dissolution of the Company by resolution of the General Meeting of Shareholders, the Executive Board members will be charged with effecting the liquidation of the business of the Company, and the Supervisory Board members with the supervision thereof.

45.2 The provisions of these Articles of Association will remain in force to the extent possible during liquidation.

45.3 In the resolution for dissolution, the General Meeting of Shareholders will fix the remuneration of the liquidators and the Supervisory Board members.

45.4 If upon liquidation, after settlement of all debts, including the costs of liquidation, a credit balance remains, it will be distributed to the Shareholders in accordance with the principle set forth in Article 4.4.
The liquidators are authorised to make a distribution in advance, if the state of the assets gives reason to do so.

45.5 The liquidation are otherwise subject to the provisions of Title 1, Book 2 of the Dutch Civil Code.

The following Transitory Provisions, included in the deed of amendment of the articles of association of 3 May 2006, have remained part of the articles of association of AEGON N.V., also after the amendment of the articles of association dated 29 May 2013.

CHAPTER XII. TRANSITORY PROVISIONS.

Article 46. Effective Time of Amendment of Articles of Association.

The amendment of the Articles of Association laid down in the notarial deed dated three May two thousand and six (the "**Amendment**") takes effect as of the day of execution of that deed. However, the provision of Article 7A.3 will take effect on the twenty-seventh day of October two thousand and six, being six months after the Executive Board has published that provision in at least one nationwide distributed newspaper.

Article 47. Registration of bearer Shares.

Pursuant to the Amendment all bearer Shares in issue will be converted into registered Shares. In this respect the Shareholders can surrender their relevant

Share certificates at a place designated and published for that purpose by the Executive Board. The rights attributable to such a Share can be exercised only after surrendering. Bearer Shares held by Euroclear-Nederland or an institution associated with Euroclear-Nederland in accordance with the Act on deposit securities transactions *'Wet giraal effectenverkeer)* will after surrendering to Euroclear-Nederland or the institution associated with Euroclear-Nederland concerned be registered in the Company's register of Shareholders in the name of Euroclear-Nederland or the associated institution, together with the written statement indicating that the Shares are Deposit Shares. As long as not all the Bearer Shares are registered, Article 7 of the Articles of Association will be applicable by analogy to talons and Dividend Sheets.

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